                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-95195

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 8, 2000)

                                3,800,000 SHARES

                            MCMORAN EXPLORATION CO.

[MCMORAN LOGO]                    COMMON STOCK
--------------------------------------------------------------------------------

We are offering 3,800,000 shares of our common stock. Our common stock is traded under the symbol "MMR" on the New York Stock Exchange. The last reported sale price of our common stock on the New York Stock Exchange on April 13, 2000 was $14.00 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 IN THE ACCOMPANYING PROSPECTUS.

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Initial price to public.....................................   $14.00     $53,200,000
Underwriting discount.......................................   $ 0.77     $ 2,926,000
Proceeds, before expenses, to McMoRan Exploration Co........   $13.23     $50,274,000

We have granted the underwriters a 30-day option to purchase up to 570,000 additional shares of common stock on the same terms and conditions as set forth above to cover overallotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about April 19, 2000.
--------------------------------------------------------------------------------
                                LEHMAN BROTHERS
HOWARD, WEIL, LABOUISSE, FRIEDRICHS                         PETRIE PARKMAN & CO.
                INCORPORATED
BMO NESBITT BURNS CORP.
                      CHASE SECURITIES INC.
                                           HIBERNIA SOUTHCOAST CAPITAL, INC.

APRIL 13, 2000

[MAP A -- MMR'S NEAR TERM EXPLORATION PROSPECTS]
[MAP B -- MMR'S EXPLORATION TEAM'S MAJOR FIELD DISCOVERIES]
[MAP C -- GULF OF MEXICO BLOCKS REVIEWED BY MMR]

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT RELY ON ANY OTHER REPRESENTATIONS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. OUR AFFAIRS MAY CHANGE AFTER THIS PROSPECTUS SUPPLEMENT IS DISTRIBUTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS SUPPLEMENT IN JURISDICTIONS OUTSIDE THE UNITED STATES AND CANADA ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE THE RESTRICTIONS OF THAT JURISDICTION RELATED TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Summary.....................................................   S-1
Price Range of Common Stock and Dividend Policy.............  S-10
Capitalization..............................................  S-11
Use of Proceeds.............................................  S-12
Business....................................................  S-13
Underwriting................................................  S-26
Legal Matters...............................................  S-28
Forward-Looking Statements..................................  S-28
                            PROSPECTUS
The Company.................................................     2
Forward-Looking Statements..................................     4
Risk Factors................................................     4
Use of Proceeds.............................................    13
Ratio of Earnings to Fixed Charges..........................    13
Description of Common Stock.................................    13
Description of Preferred Stock..............................    18
Description of Depositary Shares............................    19
Description of Debt Securities..............................    21
Description of Warrants.....................................    33
Plan of Distribution........................................    36
Legal Matters...............................................    37
Experts.....................................................    37
Where You Can Find More Information.........................    37

                      [This page intentionally left blank]

                                    SUMMARY

     This summary contains basic information about us and our common stock. It does not contain all the information that is important to you. You should read the following summary together with the more detailed information and financial statements and notes to the financial statements contained elsewhere in this Prospectus Supplement or incorporated by reference into the attached Prospectus, as described under the heading "Where You Can Find More Information." To fully understand this offering, you should read all of these documents. Unless we say otherwise, we assume in this Prospectus Supplement that the underwriters will not exercise their over-allotment option.

                            MCMORAN EXPLORATION CO.

     We engage in the exploration, development and production of oil and gas offshore in the Gulf of Mexico and onshore in the Gulf Coast region, and in the mining, purchasing, transporting, terminaling, processing and marketing of sulphur.

OUR OIL AND GAS OPERATIONS

     We and our predecessors have conducted oil and gas exploration, development and production operations principally in the Gulf of Mexico and the Gulf Coast region for more than 25 years with substantially the same team of geologists and geophysicists. We developed a large, successful exploration and production program during the 1970s and 1980s, which included significant discoveries ultimately resulting in gross proved reserves (including interests owned by others) estimated at approximately 3.0 Tcf of natural gas equivalents (as shown on Map B on the inside front cover of this Prospectus Supplement). Substantially all of our oil and gas properties were sold during the late 1980s and early 1990s for approximately $1.3 billion to provide funding for our former parent to pursue other business opportunities that arose from the discovery of two world class mineral deposits. We were then spun off from our former parent in 1994 to rebuild the oil and gas business. At the time of the spin-off, we had a technical staff with extensive experience in the Gulf and a large seismic data base, but limited exploration prospects and financial resources. Since the spin-off, we have built a reserve base of 94.0 Bcfe at December 31, 1999, and identified a number of attractive exploration targets, several of which we plan to drill in 2000.

     During 1999, we focused on acquiring significant exploration prospects on the Gulf of Mexico shelf in response to indications from larger oil and gas companies that they wished to apply more of their own resources to the deeper waters of the Gulf of Mexico and to foreign prospects. This effort led to transactions in January 2000 with Texaco Exploration and Production Inc. and Shell Offshore Inc. that increased significantly the number and quality of prospects that we can choose to drill, while enabling Texaco and Shell to maintain an interest in the prospects through either a working or overriding royalty interest. This offering will provide us with a portion of the capital we need to explore these prospects. We believe that combining these high quality prospects with our existing prospects, our experienced explorationists, and our extensive seismic and geological data base provides us with significant opportunities to discover meaningful oil and gas reserves. Given our significant interest in these new prospects and their number and potential size in relation to our existing asset base, we believe that we now have an enhanced opportunity to generate shareholder returns through a successful expanded exploration program.

     The Texaco and Shell transactions, along with our existing offshore lease inventory, give us exploratory rights to approximately 160 blocks covering approximately 750,000 gross acres, which we believe is among the largest offshore exploration acreage portfolios held by any independent oil and gas company operating in the shelf area of the Gulf. We also have an extensive seismic data base, including 3-D data covering all prospects we expect to drill in the next twelve months and 2-D data covering a substantial majority of the lease blocks in the shelf area of the Gulf (as shown on Map A on the inside cover of this Prospectus Supplement). Over the years, we have reviewed prospects throughout the Gulf of Mexico shelf region (as shown on Map C on the inside cover of this Prospectus Supplement). With this combination of technical expertise, prospects and seismic data, we believe we now have the foundation for an aggressive, broad-based exploration program.

     For the year ending December 31, 2000, we have budgeted exploration and development expenditures of approximately $135 million. That amount includes $40 million for lease acquisition, including our $37.6 million purchase of the Shell leases, and development expenditures of approximately $6 million. We expect the remaining $89 million to be spent primarily on exploratory drilling, as we currently plan to commence drilling on 11 prospects in 2000 (see
"Business -- Oil and Gas Operations -- Near-term Exploration Activities"). Our current plan for 2001 is to maintain a similar level of exploration activity and develop our exploration successes. Budgeted amounts are subject to change based on drilling results, availability of capital, supplies, equipment and personnel, and the continuing evaluation of properties and prospects that may influence our drilling plans.

     In March 2000, we signed a letter of intent with Halliburton Company to form a strategic alliance that will combine the skills, technologies and resources of both companies' personnel and technical consultants into an integrated team that will manage our oil and gas activities. Halliburton's business units, such as Halliburton Energy Services, Brown & Root Energy Services and Landmark Graphics Corporation, will offer integrated products and services to us at market rates, and, to the extent practicable, we will use Halliburton's services on an exclusive basis. Halliburton will also guarantee up to $50.0 million in bank borrowings and will have the right to participate in our development opportunities by providing a portion of the development financing. The term of the alliance will extend through December 31, 2003. (See "-- Our proposed transaction with Halliburton.")

     At December 31, 1999, we had estimated proved reserves of approximately
62.6 Bcf of natural gas and 5.2 MMBbls of oil and condensate, or an aggregate of approximately 94.0 Bcfe, with a present value of estimated pre-tax future net cash flows of $113.2 million. Our 1999 production totaled approximately 14.0 Bcf of gas and 1.4 MMBbls of oil and condensate or 22.1 Bcfe.

OUR STRENGTHS AND STRATEGY

     General. Following the completion of our recent transactions with Texaco and Shell, we believe we are in a position to pursue an aggressive, broad-based exploration program. We believe that our strengths are:

     - One of the largest shelf exploration acreage portfolios of any independent operating in the Gulf

     - Significant interests in a number of potentially high-impact prospects that are scheduled to be drilled within the next twelve months

     - A relationship with two major oil companies that gives us an opportunity to drill shelf prospects that we believe they considered to be high quality, but did not meet their current strategic objectives

     - An extensive seismic database, including 3-D data on all prospects in our current drilling plan

     - A strong team of explorationists experienced in the use of structural geology augmented by 3-D technology

     - A proposed strategic alliance with a major provider of exploration and production equipment, products and services

     High quality prospects. We believe that our recent transactions with Texaco and Shell have given us access to high quality prospects in the Gulf of Mexico shelf area. Conditions in the U.S. oil and gas industry in recent years have led to significant changes in strategy by the larger oil and gas companies, which increasingly require very large discoveries in relation to their existing reserve base to replace the oil and gas reserves they produce. As a result, their exploration efforts increasingly have been devoted to areas they believe have greater potential for very large discoveries. Most recently, they have focused their exploration activities in the deep water areas of the Gulf of Mexico and areas outside the U.S., even though they have incurred significant costs in identifying, evaluating and acquiring shelf leaseholds and in acquiring and conducting detailed analyses of related geological and geophysical data.

     In response to this shift in strategy, we began seeking opportunities to acquire the rights to, or otherwise participate in the development of, the prospect inventory of companies likely to de-emphasize shelf exploration, which culminated in our transactions with Texaco and Shell. We believe the Texaco and Shell transactions are unique because of the point in the prospect development cycle where we acquired our rights to explore the acreage. Typically, independents like us obtain exploration opportunities from the major oil companies in acquisitions or farmout arrangements after the company has decided to discard the prospect because it does not meet internal criteria for further development, or has drilled an exploratory well that was either unsuccessful or inconclusive. Our recent transactions with Texaco and Shell afford us the opportunity to explore prospects that we believe met their criteria for drilling but ultimately were shared with us because of their changed strategies. In addition, whereas larger oil and gas companies have previously provided us with opportunities to participate in single prospects, the Texaco and Shell transactions provide us with interests in a number of significant acreage positions. As a result, we believe these transactions provide us with significant growth opportunities, while Texaco and Shell are able to participate in any success of the prospects through their retained interests. Lastly, we believe that the potential size of discoveries, if any, on these prospects could result in a material increase in our reserves.

     Experienced explorationists. We believe that Texaco and Shell entered into their transactions with us in part because of the capabilities of our exploration team. Our exploration efforts have been supported for over 25 years by a group of geophysicists and geologists who are principals in CLK Company, L.L.C., with which we have an essentially exclusive technical service contract. The six most senior CLK geologists and geophysicists have been part of our exploration team for an average of 23 years, and the average experience of CLK's 13 geologists and geophysicists in evaluating prospects in the Gulf of Mexico is 28 years. During the 1970s and 1980s, they were responsible for numerous discoveries for our company and our predecessors, ultimately resulting in gross proved reserves (including interests owned by others) estimated at approximately
3.0 Tcfe.

     Gulf of Mexico shelf focus. We have focused our operations on the Gulf of Mexico shelf because we believe this region has significant reserve potential, substantial available geologic data and an existing infrastructure that helps reduce finding, development and operating costs. In addition to providing cost benefits, the existing infrastructure on the shelf reduces the time within which discoveries can be placed on production. We have extensive exploration and operational experience in this area. Despite its maturity, we believe the Gulf of Mexico shelf offers opportunities to make reserve additions that could have a significant impact on our asset base.

     In recent years larger oil and gas companies have begun to rely extensively on 3-D "bright spot" techniques in analyzing seismic data for potential oil and gas reserves and in making overall economic assessments of prospects. We believe reliance on this methodology has contributed to their decisions to shift their exploration focus to deepwater areas of the Gulf of Mexico and areas outside the U.S., thus providing us the opportunity to explore attractive prospects on the Gulf of Mexico shelf. Over the past 25 years we have found significant reserves using structural geology to predict the presence of hydrocarbons, especially in deep objectives. The 3-D technology allows us to map structural geology in a unique way to depths of 20,000 feet. While we will continue to use 3-D bright spot technology to augment our work, this technology will not be the controlling factor in our estimate of potential reserves prior to drilling an exploratory well. We will continue to use structural geology as our principal tool in attempting to find significant reserves on the Gulf of Mexico shelf.

     Strategy. Using our extensive geophysical, technical and operational expertise, and our newly acquired acreage positions, our strategy is to generate shareholder returns through an aggressive, broad-based exploration program. In implementing that strategy, we plan to:

     - Identify prospects using 3-D seismic data in combination with our analysis of subsurface structural geologic data

     - Spread our exploration efforts over a significant number of prospects so that our success is not contingent on the results of any particular prospect or prospects

     - Discover significant reserves through exploration drilling

     - Develop and produce the reserves in an efficient and cost effective manner or, in certain instances, sell proved reserves to maximize shareholder value

     - Pursue additional opportunities to acquire attractive exploration prospects, including significant ownership interests in large, active exploration positions in the Gulf of Mexico and Gulf Coast region

OUR RECENT TRANSACTIONS WITH TEXACO AND SHELL

     Effective January 1, 2000, we acquired from Texaco Exploration and Production Inc. the right to explore and earn assignments of operating rights in 78 offshore oil and gas properties. The properties cover about 361,000 gross acres and are located in water depths ranging from 10 to 2,600 feet in federal and state waters offshore Louisiana and Texas, with a majority in water depths of less than 400 feet. Texaco owns 100% of almost half of the properties and more than 50% of another quarter of the properties. We have agreed to commit $110 million for exploration on these properties through June 30, 2003. We have agreed to spend a minimum of $10 million in 2000, an additional $40 million through June 30, 2001, an additional $30 million through June 30, 2002 and an additional $30 million by June 30, 2003. If we drill wells to specified depths that are capable of producing and commit to install facilities to develop the oil and gas we discover, we will earn varying interests in the prospects, depending on the contractual options that Texaco elects. Generally, Texaco can either elect to retain approximately one-fourth to one-half of the working interest, or can elect to retain an overriding royalty interest of approximately 10 percent, convertible at Texaco's election after payout (generally, recovery of our capital investment) to a proportionately reduced 25 percent working interest. The specific working or overriding royalty interests that Texaco can elect vary by prospect. We expect to enter into a separate farmout agreement or sublease for each prospect. Generally, we will be the operator.

     On January 14, 2000, we purchased from Shell Offshore Inc. its interest in 55 exploratory leases containing approximately 258,000 gross acres located primarily offshore Louisiana for a total of $37.6 million in cash. These leases represent a substantial portion of Shell's remaining inventory of undeveloped lease acreage in the Gulf of Mexico shelf area offshore Louisiana. Shell retained a one-twelfth overriding royalty interest in the properties. The leases expire ratably over the next four years and are located in water depths ranging from 12 to 2,000 feet, with a majority in water depths of less than 400 feet. Shell's ownership interests in the leases acquired ranged from 25 to 100 percent, with a substantial majority of the ownership interests being greater than 50 percent.

     Many of the Texaco and Shell prospects were in an advanced stage of technical analysis when we acquired them, enabling us to quickly select a variety of attractive drilling opportunities for 2000. That fact, coupled with the availability of 3-D data on each prospect, gives us a high level of confidence in the potential of these prospects.

OUR PROPOSED TRANSACTION WITH HALLIBURTON

     In March 2000, we signed a letter of intent with Halliburton Company to form a strategic alliance that will combine the skills, technologies and resources of Halliburton's employees with those of our personnel and technical consultants into an integrated team that will manage our oil and gas activities. Under this alliance, Halliburton's business units, such as Halliburton Energy Services, Brown & Root Energy Services and Landmark Graphics Corporation, will provide drilling, completion, production and well control products and related services to us at market rates, and we will use Halliburton's services on an exclusive basis to the extent practicable. Halliburton will also guarantee up to $50.0 million under an amended revolving credit facility that we are currently negotiating with our banks, and, in connection with the guarantee, we will pay Halliburton a fee and provide certain security. In addition, each time that we propose the development of a prospect, Halliburton can elect to fund 20% of the prospect's exploration and development costs and receive 20% of our working interest in the prospect before payout and 6% of our working interest after payout. Exploration costs initially paid by Halliburton will be applied to reduce both the bank loan and the Halliburton guarantee, which will expire on December 31, 2003. The formation of the alliance is subject to certain conditions, including the negotiation and execution of definitive agreements and our ability to raise at least $50.0 million from the sale of common equity, which will be satisfied upon the successful completion of this offering. Thereafter, the continuing availability of the full guarantee will depend on our ability to raise additional capital, which must aggregate $75.0 million by December 31, 2000 and $125.0 million by December 31, 2001, including in each case the proceeds of this offering. Such capital may be in the form of proceeds or financial commitments from others with respect to exploration, development or production, or proceeds from the issuance of subordinated debt or equity securities. To the extent that we raise less capital by those dates, there will be a dollar-for-dollar reduction of the guarantee on those dates and an equivalent loan repayment obligation. The term of the alliance will extend through December 31, 2003. The specific terms and conditions of the strategic alliance, the amended credit facility and the guarantee are subject to negotiation and execution of definitive agreements.

OUR SULPHUR OPERATIONS

     Our sulphur operations consist of sulphur services and sulphur mining. Our sulphur services primarily involve the purchase and resale of sulphur recovered as a by-product of hydrocarbon refining and processing, and the handling and transportation of sulphur. We are the largest sulphur supplier in the U.S. and operate the largest molten sulphur handling system in the world. Our molten sulphur handling and transportation system includes five sulphur terminals located across the Gulf Coast and an extensive transportation and distribution infrastructure. We believe this system is unique and that it would be difficult to replicate, primarily because of the significant capital cost of replacing the equipment and the difficulty of obtaining required environmental permits. In 1999, we transported approximately 3.9 million long tons of molten sulphur, or about 55 percent of U.S. Gulf Coast sulphur consumption. We have the capacity to transport and terminal up to 6.0 million long tons of sulphur annually. The profit margins attributable to our sulphur transportation and handling services generally are not affected by changes in sulphur prices. Our handling and transportation operations currently have excess capacity, and we are pursuing opportunities to increase utilization by growing the services segment of our sulphur business.

     Our sulphur mining operations are conducted at our offshore sulphur mine known as Main Pass, which is located 32 miles offshore Louisiana. We operate and own an 83.3 percent interest in the mine. We also own an 83.3 percent interest in oil production operations at Main Pass, where we produce oil from the same geologic formation from which we mine sulphur. In 1999, we mined approximately
1.6 million long tons of sulphur at our Main Pass mine, which had proved reserves of 13.7 million long tons of sulphur at December 31, 1999 and has an estimated reserve life of ten years under currently expected market conditions, such as sulphur prices, supply and demand conditions on the U.S. Gulf Coast and mine operating costs.

     Our total sales of both mined and recovered sulphur for the year ended December 31, 1999 represented approximately 30 percent of domestic sulphur production. Typically, the domestic phosphate fertilizer industry accounts for approximately 90 percent of our total sulphur sales.

OUR SULPHUR STRATEGY

     Our sulphur strategy is to use our leadership position as the largest transporter and discretionary producer of sulphur in the United States, and the largest buyer of recovered sulphur produced in the United States, to:

     - Provide a reliable source of sulphur to our sulphur-consuming customers

     - Provide guaranteed off-take to our sulphur-producing customers

     - Increase our recovered sulphur sales and provide other services to recovered sulphur producers

     - Increase utilization of our sulphur handling and transportation system, which is currently approximately 60 percent utilized

PRELIMINARY FIRST QUARTER RESULTS

     We expect to have a net loss for the first quarter of 2000 of $17.0 million, $1.36 per share. Significant factors contributing to the loss include: our purchase of a substantial amount of 3-D seismic data and related expenditures for $6.1 million, which under the successful efforts method of accounting must be expensed as incurred; the charge to expense of $3.7 million of the costs associated with the State Tract 210 #6 exploratory well in the Grass Island prospect; remedial expenses of $1.9 million at Brazos Block A-19; and interest expense of $1.2 million incurred in connection with increased debt levels. Most of the remainder of the expected loss is attributable to lower sulphur market prices, partly offset by reduced sulphur costs. Our first quarter 2000 results of operations could be affected by the results of the Grand Isle Block 40/41 #8 exploratory well, which is anticipated to reach its total depth in late April 2000. If the well were to be unsuccessful, the related drilling costs associated with the well would be charged to expense in the first quarter 2000 results of operations.

HISTORICAL BACKGROUND

     Our immediate predecessor, McMoRan Oil & Gas Co., commenced operations in May 1994 following the distribution of all of its common stock to the stockholders of Freeport-McMoRan Inc., its former parent company. The purpose of that transaction was to allow McMoRan Oil & Gas to rebuild, with essentially the same management and exploration team, the oil and gas exploration business previously conducted by Freeport-McMoRan Inc. Freeport-McMoRan Inc. and its predecessors had engaged in oil and gas exploration, development and production activities since the early 1970s, and during the 1980s it was among the most active drillers in the Gulf of Mexico. As part of an asset restructuring program to raise new capital to exploit other significant business opportunities (primarily the development of a world class copper and gold deposit in Indonesia and the Main Pass sulphur deposit, both of which were discovered in 1988), Freeport-McMoRan Inc. sold numerous assets in various transactions during the late 1980s and early 1990s. These asset sales included the vast majority of its producing oil and gas properties. Sales proceeds from these properties totaled approximately $1.3 billion. As a result, although McMoRan Oil & Gas commenced business in 1994 with an extensive geological and geophysical data base, as well as extensive technical and operational expertise, it began with only a small group of exploration prospects and limited financial resources.

     Following its separation from Freeport-McMoRan Inc., McMoRan Oil & Gas pursued a business plan of exploring for and producing oil and gas, primarily in the Gulf of Mexico and onshore in the Gulf Coast area. Most of those activities were engaged in through joint ventures. Those ventures resulted in several promising discoveries that have been or are now being developed, but the scope of McMoRan's Oil & Gas' exploration activities was constrained by limited access to capital and limited exposure to exploration prospects.

     We were created on November 17, 1998 when McMoRan Oil & Gas and Freeport-McMoRan Sulphur Inc. combined their operations. As a result, McMoRan Oil & Gas LLC and Freeport-McMoRan Sulphur LLC (Freeport Sulphur), the successors to those companies, became our wholly owned subsidiaries. For historical information regarding Freeport Sulphur, see "Business -- Sulphur Operations -- Background." A principal purpose of the combination was to use cash flow from Freeport Sulphur as a funding source for the expansion of our exploration and development program. Although sulphur prices have declined approximately 20 percent since then, thereby significantly diminishing near-term cash flow from Freeport Sulphur, we continue to regard Freeport Sulphur as a source of additional financial resources for our company.

     The combination of McMoRan Oil & Gas and Freeport Sulphur was treated for accounting purposes as a purchase, with McMoRan Oil & Gas as the acquiring entity. As a result, our financial information for periods prior to the combination reflect only the historical operations of McMoRan Oil & Gas. The operations of Freeport Sulphur are included on and after November 17, 1998.

     The address and telephone number of our principal executive offices are:
         1615 Poydras Street
         New Orleans, Louisiana 70112
         (504) 582-4000

                           THE COMMON STOCK OFFERING

Common stock offered................     3,800,000 shares(a)

Common stock outstanding after the
offering............................     15,813,106 shares(a)

Use of proceeds.....................     We estimate that we will receive net
                                         proceeds from this offering of $50.3
                                         million, which we intend to use to
                                         pursue our exploration activities. We
                                         intend initially to repay indebtedness
                                         under our existing revolving credit
                                         facilities. The cash flow from our
                                         operations, together with the amounts
                                         that will continue to be available
                                         under our credit facilities, will be
                                         used to fund our planned exploration
                                         and development activities for 2000.

NYSE symbol.........................     MMR
---------------

(a) Does not include shares that may be issued to the underwriters pursuant to their over-allotment option and 1,958,986 shares subject to options outstanding at April 13, 2000. The common stock outstanding after the closing is based on the shares outstanding at April 13, 2000. If the underwriters exercise their over-allotment option in full, the total number of shares of common stock offered will be 4,370,000 and the total number of outstanding shares of our common stock will be 16,383,106 based on the shares outstanding at April 13, 2000.

                      SUMMARY FINANCIAL AND OPERATING DATA

     The following table sets forth our selected audited historical financial and unaudited operating data for each of the five years in the period ended December 31, 1999. When McMoRan Oil & Gas and Freeport Sulphur combined their operations on November 17, 1998, the transaction was accounted for as a purchase, with McMoRan Oil & Gas as the acquiring entity. Accordingly, the information presented below for periods prior to November 17, 1998 reflects only the historical financial and operating data attributable to McMoRan Oil & Gas. Financial and operating data relating to the assets acquired from Freeport Sulphur are included on and after November 17, 1998. The information shown in the table below may not be indicative of our future results. You should read the information below together with our consolidated financial statements and the related notes, which are incorporated by reference into the attached Prospectus.

                                          1999         1998         1997      1996       1995
                                        --------     --------     --------   -------   --------
                                        (FINANCIAL DATA IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FINANCIAL DATA
Years ended December 31:
Revenues..............................  $244,031     $ 45,902     $ 13,552   $ 4,070   $  3,267
Exploration expenses..................     6,411       14,533       11,966     9,818     11,756
Operating income (loss)...............       111      (19,324)      (9,904)   (9,883)   (14,799)
Net income (loss).....................       109      (18,116)     (10,538)   (9,862)   (14,635)
Net income (loss) per share
  Basic...............................  $   0.01     $  (1.96)    $  (2.80)  $ (3.55)  $  (5.31)
  Diluted.............................      0.01        (1.96)       (2.80)    (3.55)     (5.31)
Average shares outstanding
  Basic...............................    13,385        9,230        3,769     2,779      2,754
  Diluted.............................    13,651        9,230        3,769     2,779      2,754
At December 31:
Working capital.......................  $ (3,108)    $ 20,980     $ 33,749   $ 2,972   $  8,257
Property, plant and equipment, net....   198,532      187,137       57,705    18,231      9,878
Total assets..........................   301,281      320,388      101,088    30,980     21,633
Debt, including current portion.......    14,000           --           --    12,757        623
Stockholders' equity..................   155,071      178,800       90,698     8,246     17,605
OTHER FINANCIAL DATA
Capital expenditures(a)...............  $ 29,847     $ 49,750     $ 33,677   $20,678   $ 20,957
EBITDAX(b)............................    43,581       12,942       12,547       676     (1,518)
OPERATING DATA
Sales volumes:
  Gas (MMcf)..........................    14,026        8,634        4,061       631      1,093
  Oil (MBbls).........................     1,354(c)       304(c)        34        29         45
  Sulphur (thousand long tons)........     2,973          387           --        --         --
Average realization:
  Gas (per Mcf).......................  $   2.30     $   2.14     $   2.62   $  2.72   $   1.63
  Oil (per barrel)....................     15.92(c)     10.33(c)     19.19     22.22      18.83
  Sulphur (per long ton)..............     63.16        62.40           --        --         --
PROVED OIL & GAS RESERVES
  Oil (MBbls).........................     5,245(d)     3,996(d)       463       168         94
  Gas (MMcf)..........................    62,575       58,461       40,234    16,054      8,521
  Equivalent (MMcfe)..................    94,045       82,437       43,012    17,062      9,085

---------------

(a)  Includes exploration expenses.

(b) EBITDAX represents earnings before interest expense, income taxes, depletion, amortization and exploration expenses. EBITDAX does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDAX does not necessarily indicate whether cash flow will be sufficient for cash requirements. EBITDAX may not necessarily be comparable to similarly titled measures reported by other companies as it is not calculated identically by all companies.

(c) Includes Main Pass oil sales totaling 1,102,600 barrels at an average realization of $15.50 per barrel during 1999. Main Pass' 1998 oil sales from November 17 to December 31, 1998 totaled 202,700 barrels, at an average realization of $8.60 per barrel.

(d) Oil reserves reflect the acquisition of Main Pass oil reserves in November 1998 (3,466 MBbls, or 20.8 Bcfe, at December 31, 1998 and 4,170 MBbls, or
     25.0 Bcfe, at December 31, 1999).

                              SUMMARY SEGMENT DATA

     We have two operating segments: (1) oil and gas, and (2) sulphur. Summary information about our operating segments for 1999 is presented below. For additional information, see Note 11 to our 1999 audited financial statements and Management's Discussion and Analysis in our Form 10-K for the year ended December 31, 1999.

                                                OIL & GAS     SULPHUR     OTHER       TOTAL
                                                ---------     --------   -------     --------
                                                               (IN THOUSANDS)
1999
Revenues......................................   $54,344      $189,687   $    --     $244,031
Operating income (loss).......................      (722)        4,130    (3,297)         111
Total assets..................................   104,743       160,284    36,254(a)   301,281
EBITDAX.......................................    36,322(b)     10,556    (3,297)      43,581(b)

---------------

(a) Represents assets held by the parent company, the most significant of which include deferred tax assets and certain prepaid pension benefits.

(b)  Includes $8,112,000 attributable to oil produced at Main Pass.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is traded on the New York Stock Exchange under the symbol MMR. Our common shares have been trading since November 18, 1998. The following table sets forth the quarterly high and low sales prices for our common stock as reported by NYSE for the periods indicated.

                                                                STOCK PRICES
                                                              -----------------
                                                               HIGH       LOW
                                                              -------   -------
Fiscal Year 1998
  Fourth Quarter............................................  $16.000   $13.250
Fiscal Year 1999
  First Quarter.............................................   17.000    12.000
  Second Quarter............................................   22.625    14.625
  Third Quarter.............................................   21.750    19.500
  Fourth Quarter............................................   25.000    18.875
Fiscal Year 2000
  First Quarter.............................................   21.000    17.250
  Second Quarter (through April 13, 2000)...................   19.500    14.000

     We have not in the past paid, and do not anticipate paying in the foreseeable future, cash dividends on our common stock. The decision whether or not to pay dividends and in what amounts is at the discretion of our Board of Directors. Freeport Sulphur's credit facility restricts our ability to pay dividends to shareholders, and McMoRan Oil & Gas' credit facility restricts its ability to pay dividends to us.

                                 CAPITALIZATION

     The following table sets forth our capitalization (which includes our consolidated subsidiaries) as of December 31, 1999, and as adjusted to reflect the sale by us of the common stock and the application of the estimated net proceeds from such sales as described in "Use of Proceeds."

                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Long-term debt:
  Freeport Sulphur credit facility(a).......................  $ 14,000    $     --
  McMoRan Oil & Gas credit facility(a)......................        --          --
                                                              --------    --------
          Total long-term debt..............................    14,000          --
                                                              --------    --------
Stockholders' equity:
  Preferred stock, par value $0.01, 50,000,000 shares
     authorized and unissued................................
  Common stock, par value $0.01, 150,000,000 shares
     authorized; 14,229,904 shares issued and outstanding;
     18,029,904 shares as adjusted..........................       142         180
  Capital in excess of par value of common stock............   249,625     299,861
  Accumulated deficit.......................................   (68,242)    (68,242)
  Common stock held in treasury -- 1,444,735 shares, at
     cost...................................................   (26,454)    (26,454)
                                                              --------    --------
          Total stockholders' equity........................   155,071     205,345
                                                              --------    --------
          Total capitalization..............................  $169,071    $205,345
                                                              ========    ========

---------------

(a) As of April 13, 2000, $41.3 million was drawn on the Freeport Sulphur credit facility and $20.0 million was drawn on the McMoRan Oil & Gas credit facility. We are currently negotiating with our banks an amended McMoRan Oil & Gas credit facility, and we expect that Halliburton, as part of our strategic alliance, will guarantee up to $50.0 million in borrowings under the amended credit facility. For additional information, see "Use of Proceeds" and Note 9 to our audited financial statements included in our Form 10-K for the year ended December 31, 1999.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from this offering of approximately $50.3 million. Initially, we intend to use the proceeds to repay indebtedness under our existing revolving credit facilities. Thereafter, we expect to use our cash flow from operations, together with amounts available under our credit facilities, to fund our planned exploration and development activities for 2000.

     Our existing variable rate revolving credit facilities are held by our operating subsidiaries, Freeport Sulphur and McMoRan Oil & Gas. As of April 13, 2000, outstanding borrowings on these credit facilities totaled $61.3 million. We borrowed these amounts to fund our lease acquisition from Shell, a portion of our purchase of Phosphate Resource Partners' 47 percent interest in our $210 million exploration program, exploration expenditures, stock repurchases and working capital.

     As of April 13, 2000, $41.3 million was drawn on the Freeport Sulphur facility and the weighted average interest rate on these borrowings was 6.41%. This facility matures on December 12, 2002. As of April 13, 2000, $20.0 million was drawn on the McMoRan Oil & Gas facility and the weighted average interest rate on these borrowings was 8.33%. This facility matures on January 14, 2002.

     The amounts available under our committed credit facilities are subject to adjustments for changes in cash flows or periodic borrowing base redeterminations. We estimate that approximately $50 million will be available to us under these facilities through the end of this year. However, we estimate that this amount would increase to approximately $90 million upon completion of the amendment to the McMoRan Oil & Gas facility in connection with the Halliburton guarantee.

     As part of our strategic alliance with Halliburton, Halliburton will guarantee up to $50.0 million in borrowings under an amended McMoRan Oil & Gas facility that we are currently negotiating with our banks. In connection with the guarantee, we will pay Halliburton a fee and provide certain security. The loan will be reduced by amounts initially paid to us by Halliburton upon Halliburton's election to participate in the development of individual prospects. The terms of the strategic alliance, the amended credit facility and the guarantee will extend through December 31, 2003. The formation of the alliance is subject to certain conditions, including our ability to raise additional capital. The specific terms and conditions of the strategic alliance, the amended credit facility and the guarantee are subject to negotiation and execution of definitive agreements. See "Summary -- Our proposed transaction with Halliburton."

     We anticipate that we will require additional capital for our anticipated 2001 exploration and development activities and other exploration opportunities that may arise. As a result, we are currently exploring additional financing alternatives, including arrangements with oil and gas industry participants.

                                    BUSINESS

OIL AND GAS OPERATIONS

     BACKGROUND. Our immediate predecessor, McMoRan Oil & Gas Co., commenced operations in May 1994 following the distribution of all of its common stock to the stockholders of Freeport-McMoRan Inc., its former parent company. The purpose of that transaction was to allow McMoRan Oil & Gas to rebuild, with essentially the same management and exploration team, the oil and gas exploration business previously conducted by Freeport-McMoRan Inc. Freeport-McMoRan Inc. and its predecessors had engaged in oil and gas exploration, development and production activities since the early 1970s, and during the 1980s it was among the most active drillers in the Gulf of Mexico. As part of an asset restructuring program to raise new capital to exploit other significant business opportunities (primarily the development of a world class copper and gold deposit discovered in Indonesia and the Main Pass sulphur deposit, both of which were discovered in 1988), Freeport-McMoRan Inc. sold numerous assets in various transactions during the late 1980s and early 1990s. These asset sales included the vast majority of its existing oil and gas producing properties. Sales proceeds from these properties totaled approximately $1.3 billion. As a result, at the time of the spin-off, we had 10 Bcfe in proved reserves, no production, a small inventory of exploration prospects, a significant amount of Gulf of Mexico seismic and well log data, significant technical and operational expertise and $35 million in cash. In 1995, we and MCN Energy Group formed a $65 million Gulf of Mexico oil and gas exploration and development program. By mid-1997, we had discovered and held interests in two producing fields and had acquired interests in a number of exploratory prospects. As the program approached the end of its term, we decided to pursue a larger, multi-year program.

     In late 1997, we entered into a $210 million exploration program with Phosphate Resource Partners Limited Partnership (formerly named Freeport-McMoRan Resource Partners, Limited Partnership) and an individual investor who is also on our Board of Directors. Also in late 1997, we completed a rights offering, raising net proceeds of $92 million. We used a portion of these proceeds to purchase the interests previously held by MCN Energy Group in the Vermilion Block 160 and 410 fields and to repay a loan from MCN Energy Group, thereby ending our agreements with MCN Energy Group. The remaining proceeds were available to fund operations, including a portion of our obligations under the new $210 million exploration program. Effective October 1, 1999, we purchased for $32 million in cash all of Phosphate Resource Partners' interest in the exploration program and terminated their participation in the program. As a result, the exploration program is now held approximately 95 percent by us and 5 percent by the individual investor.

     CURRENT EXPLORATION PROGRAMS. For a description of our recent transactions with Texaco, Shell and Halliburton, see "Summary." For a description of our planned exploration activities, see "-- Near-term Exploration Activities." Our $210 million exploration program continues to exist, with 95 percent held by us and five percent held by an individual investor who is also on our Board of Directors. As of December 31, 1999, approximately $124 million had been expended under the program. Unless extended, the program will terminate when cumulative exploration expenditures reach $210 million or on March 31, 2002, whichever is earlier. Under the program, the individual investor will participate in the Shell and Texaco prospects that are evaluated during the program's term. To the extent that those prospects are included in the program, the individual investor will participate in 5% of our interest in the prospects and will pay 6% of the related expenses.

     OUR EXPLORATION TEAM. Our Gulf of Mexico exploration efforts have been supported for more than 25 years by an experienced group of geophysicists and geologists, who are principals in CLK Company, L.L.C. We have a technical services contract with CLK, under which they provide us with geological and geophysical services to evaluate prospects in the Gulf of Mexico. The six most senior CLK geologists and geophysicists have been a part of our exploration team for an average of 23 years, and the average experience of CLK's 13 geologists and geophysicists in evaluating prospects in the Gulf of Mexico is 28 years. CLK has been instrumental in every major field discovery that we and our predecessors have made in the Gulf of Mexico since our discovery of the Vermilion Block 25 field in 1977. Together, we have been responsible for numerous discoveries over the past 20 years that ultimately resulted in gross proved reserves (including interests owned by others) estimated at approximately 3.0 Tcfe. Working closely with our technical staff and our Co-Chairman James R. Moffett, who is also an experienced geologist, CLK continues to develop exploration opportunities for us on an essentially exclusive basis, although they have the right to pursue separately exploration prospects that we decline to pursue.

     We pay CLK an annual retainer of $2.5 million, with $0.5 million of these fees paid in our common stock, plus certain expenses and an overriding royalty interest of up to 3 percent in prospects that we accept. For the year ended December 31, 1999, fees and expenses to CLK totaled $2.7 million.

     OIL AND GAS PROPERTIES. As of January 31, 2000, we owned interests in 147 oil and gas leases in the Gulf and onshore Louisiana and Texas covering approximately 386,000 gross acres (approximately 285,000 acres net to us). Our estimated proved reserves at December 31, 1999 were approximately 94.0 Bcfe, consisting of 62.6 Bcf of gas and 5.2 million barrels of crude oil and condensate. This estimate includes 4.2 million barrels at Main Pass. By comparison, our estimated proved reserves at December 31, 1998 were approximately 82.4 Bcfe, consisting of 58.5 Bcf of gas and 4.0 million barrels of crude oil and condensate. Our estimated proved reserves are based on a reserve report prepared by Ryder Scott Company, L.P., an independent petroleum engineering firm. As of December 31, 1999, our proved oil and gas reserves were located primarily in six fields in the Gulf of Mexico shelf area: (1) Main Pass;
(2) Vermilion Block 160; (3) Vermilion Block 160 BJ-1; (4) Vermilion Block 159 CJ-1; (5) West Cameron Block 616; and (6) Brazos Block A-19.

     The table below sets forth approximate information, as of December 31, 1999, with respect to our principal producing properties.

                                                                         1999 NET        NET CUMULATIVE
                                                                        PRODUCTION       PRODUCTION(B)
                                                NET        WATER     ----------------   ----------------
                                   WORKING    REVENUE      DEPTH       OIL      GAS       OIL      GAS
FIELD, LEASE OR WELL(A)            INTEREST   INTEREST   (IN FEET)   (MBBLS)   (MMCF)   (MBBLS)   (MMCF)
-----------------------            --------   --------   ---------   -------   ------   -------   ------
Main Pass........................    83.3%     69.5%(c)     210       1,103       --    19,715        --
Vermilion Block 160 Field Unit...    41.8%     35.8%(c)     100          70    3,017       272    10,900
Vermilion Block 160 BJ-1.........    73.0%     58.4%(c)     100         141    4,957       141     4,957
Vermilion Block 159 CJ-1.........    95.0%     76.3%         90          39    1,260        39     1,260
West Cameron Block 616...........   100.0%     74.7%        300          74    3,882        74     3,882
Brazos Block A-19................    33.3%     26.4%        135          --      359        --       359

---------------

(a) We are the operator on all of these properties, except for Brazos Block A-19, where Shell is the operator.

(b)  From commencement of production through December 31, 1999.

(c)  Subject to an approximate net profits interest of 50 percent at Main Pass,
     2.6 percent at the Vermilion Block 160 field unit and 12.7 percent at the Vermilion Block 160 BJ-1 well.

PRINCIPAL PRODUCING PROPERTIES

     - MAIN PASS. We acquired the Main Pass oil operations, located on Block 299, as a result of our acquisition of Freeport Sulphur in 1998. This field began production in 1991 with 18 wells, of which 11 were horizontally drilled. There are currently 13 wells producing. The field is located 32 miles offshore Louisiana and covers 1,125 gross acres.

     - VERMILION BLOCK 160 FIELD UNIT. We began production from this unit in 1995 with two wells. In 1997, we discovered additional pay sands with three additional development wells. The field is located 42 miles offshore Louisiana and covers 5,625 gross acres.

     - VERMILION BLOCK 160 BJ-1. In 1997, we drilled the Vermilion 160 BJ #1 well at a location remote from the existing platform and outside the Vermilion Block 160 field unit. We installed a substructure and processing facilities in 1998. The facilities were designed to accommodate production from both the Vermilion Block 160 BJ #1 well and the Vermilion Block 159 CJ #1 well (discussed below). Production from both wells commenced during January 1999.

     - VERMILION BLOCK 159 CJ-1. In 1997, we drilled the Vermilion Block 159 CJ #1 exploratory well, which resulted in the discovery. We installed a substructure and deck in 1998. Production commenced in January 1999, as noted above. The well was re-completed in the fourth quarter of 1999. The field is located 42 miles offshore Louisiana and covers 3,438 gross acres.

     - WEST CAMERON BLOCK 616. In 1996, we discovered the field with the West Cameron Block 616 #2 exploratory well. During 1998, we drilled three development wells and installed an offshore production platform with facilities. Production commenced from five well completions in March 1999. The field is located 130 miles offshore Louisiana and covers 5,000 gross acres.

     - BRAZOS BLOCK A-19. In April 1998, the Brazos Block A-19 JC #1 exploratory well encountered hydrocarbons in a separate reservoir compartment within the larger Picaroon Field area, at a depth of 17,500 feet. Development of the Brazos Block A-19 JC#1 well was completed in the third quarter of 1999. Production commenced in October 1999; however, during a shutdown in November 1999 the operator detected a pressure buildup in the production casing. After flowing the well on an emergency basis, production was halted. Subsequently the operator discovered the existence of significant damage to the production tubing. Efforts to reestablish production proved unsuccessful. The operator has temporarily abandoned the well with a permanent abandonment planned at a future date. A complete analysis of the failure continues. Prior to the shut-in the well was producing approximately 84 MMcf per day. The joint venture partners intend to drill another well, and we currently estimate that the replacement well will commence production by mid-2001. We will pursue our rights for recovery of this loss from insurers and others. Our reserve estimates for the field have not been affected. The field is located 35 miles offshore Texas and covers 5,760 gross acres. We, along with our partners, have acquired adjacent leases located at Brazos Blocks A-9 and A-26.

RECENT EXPLORATION ACTIVITIES

     We continually evaluate our undeveloped properties, as well as other exploration prospects offered by third parties, and drill those we consider to have the highest potential. Our significant exploration and other activities during 1999 and early 2000 are summarized below. During 1999, we limited our exploration activities in order to focus on pursuing opportunities that led to our recent transactions with Texaco and Shell.

     - GRASS ISLAND PROSPECT. During the third quarter of 1999, we farmed-in the Grass Island prospect, located in the shallow onshore waters of Espiritu Santo Bay, Calhoun County, Texas. We began drilling the State Tract 210 #6 exploratory well on November 1, 1999. The well reached an approximate total depth of 12,000 feet in December 1999. We have decided not to test the various sands encountered in the well. As a result, under the terms of the farmout agreement, our interest in the well will revert to the farmor, although we will have an option to participate in any subsequent well. We have charged the drilling costs associated with this well to expense in the first quarter of 2000.

     - VERMILION BLOCK 408. We commenced drilling the Vermilion Block 408 #1 exploratory well in December 1999. The well reached a total depth of 8,000 feet and encountered 167 feet of net oil pay. The well tested at a flow rate of 3,040 Bbls of oil and 11.1 MMcf of gas per day on a 48 hour test. Development plans are being considered for this new producing area. We expect production to commence by the end of 2000. We own a 28.5 percent working interest and a 22.9 percent net revenue interest.

NEAR-TERM EXPLORATION ACTIVITIES

     The table below sets forth approximate information, as of March 29, 2000, with respect to the exploration prospects upon which we plan to commence drilling in 2000, followed by a brief description of each prospect.

                                                                    PLANNED
                                                                     TOTAL
                                             NET         WATER       DEPTH
FIELD, LEASE                 WORKING       REVENUE       DEPTH     OF WELL(b)    GROSS        ESTIMATED
OR WELL                    INTEREST(a)   INTEREST(a)   (IN FEET)   (IN FEET)     ACRES       SPUD DATE(c)
------------               -----------   -----------   ---------   ----------    ------   ------------------
Eugene Island Block 97...     71.3%         51.3%           22       18,500       5,000   2000(first half)
Garden Banks
  Blocks 534/578.........     66.5%         55.3%        2,000        8,000      11,520   2000(first half)
Grand Isle Block 2 and
  West Delta Blocks
  1/12/13................     71.3%         48.2%           12       19,000       2,788   2000(first half)
Grand Isle
  Blocks 40/41...........     52.3%         42.9%           90       16,500       2,100   2000(first half)
Green Canyon
  Block 90...............     80.7%         59.7%          653        8,000       5,760   2000(first half)
Vermilion Blocks
  144/145................     95.0%         76.3%           85       17,500       5,937   2000(first half)
Eugene Island
  Blocks 193/208/215.....     53.4%         41.7%          100       17,500      12,500   2000(second half)
Garden Banks
  Blocks 581/536/580.....     66.5%         55.3%        2,300           --(b)   17,280   2000(second half)
Garden Banks Blocks
  537/538................     66.5%         55.3%        2,300           --(b)   11,520   2000(second half)
Main Pass
  Blocks 86/97...........     71.3%         51.3%           69        9,500       9,989   2000(second half)
Onshore Vermilion
  Parish.................     95.0%(d)      67.5%(d)        --       19,000       4,200   2000(second half)

---------------

(a) Except as otherwise indicated, reflects minimum estimated working and net revenue interests assuming participation elections by others, except Halliburton (see "Summary -- Our proposed transaction with Halliburton").

(b) Reflects currently planned target total depth, which is subject to change. Wells to be drilled on Garden Banks Blocks 581/536/580 and Blocks 537/538 may depend on drilling results from Garden Banks Blocks 534/578.

(c)  Tentative -- subject to change.

(d)  Subject to election by a third party to assume one-half of interests shown.

                             ---------------------

     - EUGENE ISLAND BLOCK 97. We have identified a combination bright spot and structural play on the north portion of a north-south trending structural ridge. The south end of the ridge located on Eugene Island Block 108 has produced 178 Bcf and 3.4 MMBbls.

     - GARDEN BANKS BLOCKS 534/578, BLOCKS 581/536/580 AND BLOCKS 537/538. We farmed-in these prospects. The prospects' area extends over multiple offshore blocks. We plan to drill an exploratory well on Garden Banks Block 534/578 during the first half of 2000. A large portion of the potential bright spot reserves lie in the prospect area above 8,000 feet true vertical depth ("TVD"). Based on the results of this well, we may elect to drill offset prospects located in the adjacent blocks.

     - GRAND ISLE BLOCK 2 & WEST DELTA BLOCKS 1/12/13. We have identified a bright spot play that contains stacked amplitudes from 17,000 to 20,000 feet TVD. Analogs nearby are the Queen Bess Island field that produced 262 Bcf and West Delta 17/18 that produced 159 Bcf.

     - GRAND ISLE BLOCK 40/41. We farmed-in this prospect. A field shallower than the objective section in the same fault block geometry as the prospect has produced 230 Bcf and 58 MMBbls. The lease has existing infrastructure to place the well into production by the first half of 2001, if commercially recoverable reserves are discovered.

     - GREEN CANYON BLOCK 90. The objectives are located in a structurally higher position to existing producing sands in the adjacent Green Canyon Block 89 field. Development plans are to potentially sub-sea complete the discovery well.

     - VERMILION BLOCKS 144/145. The well is a deeper pool exploratory test of a formation below sands that have a cumulative production of 140 Bcfe. Vermilion Block 144 is directly north of where we drilled the Vermilion Block 159 CJ#1 well discovery and east of the Vermilion Block 160 unit.

     - EUGENE ISLAND BLOCKS 193/208/215. These blocks are within a producing field that has cumulatively produced 243 Bcf and 64.6 MMBbls. Bright spot and structural plays have been identified on the north and south flanks of a salt dome centered in Eugene Island Block 208. We plan to drill the exploration wells from an existing platform. We recently acquired our interest in this property for approximately $0.3 million, together with an abandonment liability of approximately $5.0 million, net to us.

     - MAIN PASS BLOCKS 86/97. The prospect targets from 9,500 to 10,500 feet TVD. These sands are the same stratigraphic intervals that are producing natural gas and condensate in the adjacent Main Pass Block 162.

     - ONSHORE VERMILION SEISMIC OPTION. We entered into a seismic option covering 4,200 acres near one of the most prolific producing fields located in the coastal region of Vermilion Parish, Louisiana. This option allows us to review the geological data and acquire and map the 3-D seismic data prior to committing to drill an exploratory well. We can earn from 50% to 75% working interest under certain terms and conditions. Our objectives occur at depths of 15,500 to 18,500 feet TVD (19,000 feet measured depth). The prospect is positioned on a significant structural closure located 2.5 miles west of and separate from a large gas field that has produced nearly 2 Tcfe.

     We are evaluating our current lease inventory and are in the process of reviewing potential prospects that have lease expiration dates during 2000. This review process may add new prospects to our 2000 drilling plans, in which case the anticipated spud dates for some of the prospects described above may change.

OTHER

     From time to time we believe we can generate greater returns to shareholders by selling a property rather than exploring on it or developing it ourselves. Our significant sales for 1999 are described below.

     - VERMILION BLOCK 410 FIELD. In March 1999, we sold our approximate 28 percent net revenue interest in Vermilion Blocks 389, 409 and 410 and East Cameron Block 162, collectively known as the Vermilion Block 410 field. The sale resulted in our recognition of a $3.0 million gain.

     - WEST CAMERON BLOCK 492. During the third quarter of 1999, we and our partner sold our 25.0 percent working interest in West Cameron Block 492. We received $0.7 million for our share. We also have a retained 3.0 percent overriding royalty interest, which may increase to 5.0 percent if certain cumulative production volumes are achieved.

     - WEST CAMERON BLOCK 617. In April 1998, we encountered gas pay at the West Cameron Block 617 #1 exploratory well. We set protective pipe and the well was temporarily abandoned. We then commenced a second exploratory well that was unsuccessful and was subsequently plugged and abandoned. We and our partners farmed-out this discovery in the first quarter of 1999. We have a retained net profit interest that will escalate from approximately 4.8 percent to 14.3 percent, depending upon certain costs and production volumes.

     OIL AND GAS RESERVES. The following table presents our estimated proved natural gas and oil reserves at December 31, 1999, based on a reserve report prepared by Ryder Scott Company, L.P., an independent petroleum engineering firm.

                                                    GAS                       OIL
                                          -----------------------   -----------------------
                                                  (MMCF)                   (BARRELS)
                                           PROVED       PROVED       PROVED       PROVED
                                          DEVELOPED   UNDEVELOPED   DEVELOPED   UNDEVELOPED
                                          ---------   -----------   ---------   -----------
December 31, 1999.......................   61,630         945       4,499,205     745,726

     Much of our oil and gas reserves as of December 31, 1999 was based on wells that had limited or no production history. Estimates of proved reserves for wells with limited or no production history are less reliable than those based on a long production history. Subsequent evaluation of the same reserves may result in variations in our estimated reserves, which may be substantial. We will need additional capital to develop and produce our proved undeveloped reserves. For additional information, see Note 12 to our audited financial statements and "Risk Factors" on page 4 of the accompanying Prospectus.

     The following table presents, as of the dates indicated, the estimated future net cash flows before income taxes, and the present value of estimated future net cash flows before income taxes, from the production and sale of our proved reserves, as determined by Ryder Scott. Present value is calculated using a 10 percent per annum discount rate as required by the Securities and Exchange Commission. In preparing these estimates, Ryder Scott used prices of $22.64 per barrel of oil and $2.37 per Mcf of gas as of December 31, 1999, which are the weighted average prices that we estimate we would have received, assuming production from all of our properties with proved reserves. The oil price reflects the lower market value associated with sour crude oil reserves produced at Main Pass.

                                                       PROVED       PROVED       TOTAL
                                                      DEVELOPED   UNDEVELOPED    PROVED
                                                      ---------   -----------   --------
                                                                (IN THOUSANDS)
At December 31, 1999:
  Estimated future net cash flows before income
     taxes..........................................  $137,688      $9,456      $147,144
  Present value of estimated future net cash flows
     before income taxes............................   106,354       6,809       113,163

     You should not assume that the present value of estimated future net cash flows shown in the preceding table represents the current market value of our estimated natural gas and oil reserves as of the date shown or any other date. For additional information, see Note 12 to our audited financial statements and "Risk Factors" on page 4 of the accompanying Prospectus.

     We are periodically required to file estimates of our oil and gas reserves with various governmental authorities. In addition, from time to time we furnish estimates of our reserves to governmental agencies in connection with specific matters pending before them. The basis for reporting estimates of reserves in some of these cases is different from the basis used for the estimated reserves discussed above. Therefore, all reserve estimates may not be comparable. The major variations include differences in when the estimates are made, in the definition of reserves, in the requirement to report in some instances on a gross, net or total operator basis and in the requirements to report in terms of smaller geographical units.

     PRODUCTION, UNIT PRICES AND COSTS. The following table shows production volumes, average sales prices and average production costs for our oil and gas sales for each period indicated. The relationship between our sales prices and production (lifting) costs depicted by the table is not necessarily indicative of our future results of operations.

                                                            YEARS ENDED DECEMBER 31,
                                                            -------------------------
                                                             1999      1998     1997
                                                            -------   ------   ------
Net gas production (MMcf).................................   14,026    8,634    4,061
Net crude oil and condensate production(MBbls)(a).........    1,354      304       34
Sales prices:
  Natural gas (per Mcf)...................................  $  2.30   $ 2.14   $ 2.62
  Crude oil and condensate (per Bbl)......................  $ 15.92   $10.33   $19.19
Production (lifting) costs (b)
  Per barrel for Main Pass................................  $  7.88   $ 6.54       --
  Per Mcf equivalent for other properties.................  $  0.50   $ 0.36   $ 0.28

---------------

(a) Includes production from the Main Pass oil operations for periods on and after November 17, 1998, which totaled approximately 202,700 barrels from November 17, 1998 through December 31, 1998 and 1,102,600 barrels for 1999.

(b) Production costs were converted to an Mcf equivalent on the basis of one barrel of oil being equivalent to six Mcf of natural gas. Production costs exclude all depreciation and amortization associated with property and equipment. The components of production costs may vary substantially among wells depending on the production characteristics of the particular producing formation, method of recovery employed, and other factors. However, production costs include charges under transportation agreements as well as all lease operating expenses.

     ACREAGE. The following table shows the oil and gas acreage in which we held interests as of January 31, 2000. The table does not include any of the approximate 391,000 gross acres associated with the Texaco transaction because we do not and will not own any acreage until we drill wells that are capable of producing reserves and commit to developing such reserves.

                                                         DEVELOPED            UNDEVELOPED
                                                      ----------------    --------------------
                                                      GROSS      NET       GROSS        NET
                                                      ACRES     ACRES      ACRES       ACRES
                                                      ------    ------    --------    --------
Offshore (federal waters)...........................  27,199    15,360      96,536      60,051
Onshore Louisiana and Texas.........................   3,200     2,969       1,365         414
                                                      ------    ------    --------    --------
          Total at December 31, 1999................  30,399    18,329      97,901      60,465
                                                      ------    ------    --------    --------
Shell lease acquisition(a):
Offshore (federal waters)...........................      --        --     261,185(b)  208,489(b)
Onshore Louisiana...................................      --        --       2,788       1,987
                                                      ------    ------    --------    --------
          Total lease acquisition...................      --        --     263,973(b)  210,476(b)
                                                      ------    ------    --------    --------
          Total at January 31, 2000.................  30,399    18,329     361,874(b)  270,941(b)
                                                      ======    ======    ========    ========

---------------

(a) Net acres assumes participation by our partner in our $210 million exploration program.

(b) Includes the approximate 5,760 gross and 3,648 net acres related to one lease that was subsequently excluded from the Shell acquisition.

     OIL AND GAS DRILLING ACTIVITY. The following table shows the gross and net number of productive, dry, in-progress and total exploratory and development wells that we drilled in each of the periods presented:

                                                     1999(A)           1998             1997
                                                  -------------    -------------    -------------
                                                  GROSS    NET     GROSS    NET     GROSS    NET
                                                  -----   -----    -----   -----    -----   -----
EXPLORATORY
Productive......................................    1     0.285      3     0.888      4     1.251
Dry.............................................    1     0.438      4     1.440      3     0.737
In-progress.....................................    1     0.466     --        --     --        --
                                                   --     -----     --     -----     --     -----
          Total.................................    3     1.189      7     2.328      7     1.988
                                                   ==     =====     ==     =====     ==     =====
DEVELOPMENT
Productive......................................   --        --      1     0.500      5     2.484
Dry.............................................   --        --     --        --     --        --
                                                   --     -----     --     -----     --     -----
          Total.................................   --        --      1     0.500      5     2.484
                                                   ==     =====     ==     =====     ==     =====

---------------

(a) We limited our drilling activity in 1999 in order to focus on pursuing opportunities that led to the Texaco and Shell transactions discussed above.

     MARKETING. We currently sell our natural gas in the spot market at prevailing prices. Prices on the spot market fluctuate with demand and for other reasons. We generally sell our crude oil and condensate one month at a time at prevailing prices. However, since our acquisition of Main Pass we have sold all of our sour crude oil produced at Main Pass to Amoco Production Company. Our contract with Amoco has been extended through June 30, 2000. See "Risk Factors" on page 4 of the accompanying Prospectus.

SULPHUR OPERATIONS

     GENERAL. Our sulphur business consists of two principal operations, sulphur services and sulphur mining:

     Sulphur services.

        Recovered sulphur purchase and resale operations. We are the largest sulphur supplier in the U.S. We purchase and resell sulphur recovered as a by-product of processing natural gas that contains hydrogen sulfide and refining sour crude oil. For the year ended December 31, 1999, approximately 53 percent of our sulphur sales were supplied from recovered sulphur purchases.

        Sulphur handling operations. We operate the largest molten sulphur handling system in the world, which currently transports approximately 55 percent of U.S. Gulf Coast sulphur consumption. We use our system both to support the movement of our own mined and purchased sulphur and as a service that we market to recovered sulphur producers and industrial customers. During 1999, we handled approximately 1.8 million long tons of mined and 2.1 million long tons of recovered sulphur, utilizing approximately 60% of our sulphur handling system's annual capacity of 6.0 million tons.

     Sulphur mining. We are the world's largest producer of mined sulphur. We operate and have an 83.3 percent interest in the Main Pass mine, located 32 miles offshore Louisiana. Homestake Sulphur Company, LLC owns the remaining
     16.7 percent interest. See "Risk Factors" on page 4 of the accompanying Prospectus and "Legal Proceedings" in our Form 10-K for the year ended December 31, 1999 for information about a contract dispute we are having with Homestake.

     Our total sales of both mined and recovered sulphur were approximately 3.0 million long tons, representing approximately 25 percent of domestic sulphur consumption, for the year ended December 31, 1999. Typically, the domestic phosphate fertilizer industry accounts for approximately 90 percent of our total sulphur sales. For the year ended December 31, 1999, sales to IMC-Agrico Company represented 72.6 percent of our sulphur sales and 55.9 percent of our total revenues. See "Sulphur Sales -- Relationship with IMC Agrico," "Risk Factors" on page 4 of the accompanying Prospectus and "Legal Proceedings" in our Form 10-K for the year ended December 31, 1999 for information about a contract dispute we are having with IMC-Agrico.

     BACKGROUND. Our company is the successor to a line of business that has been conducted by our predecessors since 1912, making us the longest continuously operating sulphur company in the United States. In December 1997, Phosphate Resource Partners Limited Partnership (formerly named Freeport-McMoRan Resource Partners, Limited Partnership) spun off Freeport-McMoRan Sulphur Inc. in connection with the merger of IMC Global Inc, and Freeport-McMoRan Inc. At the time of the spin-off, Freeport-McMoRan Inc. was administrative managing general partner of and the owner of a 51.6 percent partnership interest in Phosphate Resource Partners. Prior to the spin-off, IMC Global transferred to Phosphate Resource Partners all of IMC Global's interest in the Main Pass operations, and Phosphate Resource Partners transferred to Freeport-McMoRan Sulphur Inc. all of its sulphur operations and its interest in Main Pass, including the interest transferred to it by IMC Global. Freeport Sulphur became our subsidiary in November 1998 when our company was formed to become the parent company of Freeport Sulphur and McMoRan Oil & Gas. We conduct all of our sulphur operations through our Freeport Sulphur subsidiary.

     SULPHUR INDUSTRY. The primary sources of sulphur are recovered sulphur and sulphur mined from underground deposits. Recovered sulphur is the largest source of sulphur in the world, representing approximately 93 percent of global production of sulphur.

     Sulphur is used primarily in the manufacture of phosphate fertilizer, with more than 50 percent of worldwide sulphur consumption, and nearly 90 percent of U.S. sulphur consumption, being used for that purpose. Approximately four-tenths of a long ton of sulphur is required to produce one short ton of diammonium phosphate, the predominant form of phosphate fertilizer. We are highly dependent on the phosphate fertilizer market, as typically 90 percent of our sulphur revenues are derived from sales to the domestic phosphate fertilizer industry. Most domestic phosphate fertilizer is produced in or near Tampa, Florida. Because sulphur transportation costs are significant, proximity to Tampa is a significant cost advantage for any sulphur producer. Central Florida is the largest sulphur consuming region in the world, representing 12 to 13 percent of global demand.

     Historically, the phosphate fertilizer business has been cyclical. Currently, the market for phosphate fertilizers is soft, which we believe is primarily the result of three factors: (1) a worldwide oversupply of grain, which has led to falling grain prices, and decreased demand for fertilizer by U.S. farmers; (2) an oversupply of fertilizer worldwide; and (3) an anticipated increase in worldwide fertilizer production capacity from two new plants under construction in India and Australia. Primarily due to the resulting global price decreases for phosphate fertilizer, in the fourth quarter of 1999 several domestic phosphate fertilizer producers announced production curtailments, including a 20 percent reduction by IMC-Agrico, our principal customer. Primarily as a result of these factors, Tampa, Florida sulphur prices decreased $4 per long ton in the third quarter of 1999, $5 per long ton in the fourth quarter of 1999 and an additional $5 to $57.50 per long ton in the first quarter of 2000. We continue to believe that the fundamentals of the phosphate fertilizer business remain sound. These fundamentals include anticipated growth in world population and increased consumption of meat in many undeveloped countries, which increases the demand for grain used to feed livestock. We cannot predict, however, if or when the market for phosphate fertilizers will recover or the extent of any recovery. See "Risk Factors" on page 4 of the accompanying Prospectus.

     COMPETITION. Recovered sulphur from domestic and foreign sources is the major source of supply for most sulphur customers and is our major source of competition. Because recovered sulphur is a by-product of the producer's refining or processing operations, its cost to producers is low. However, the costs of handling and transporting sulphur from the point of production to that of consumption are significant. The recovered sulphur produced domestically is not sufficient to meet total domestic demand; therefore, mined sulphur and imported recovered sulphur, principally from Canada and Mexico, supply the balance. We estimate that total domestic sulphur consumption in 1999 was 11.8 million long tons, of which domestic mined sulphur accounted for approximately 14 percent, domestic recovered sulphur accounted for approximately 64 percent, and imported sulphur, primarily from Canada and Mexico, accounted for approximately 22 percent. Industry studies vary in their forecast of worldwide sulphur balance; however, it is widely accepted that a surplus currently exists and will continue into the foreseeable future.

     MINED SULPHUR. There are four producers of mined sulphur worldwide, and we believe we are the only mined sulphur producer serving the U.S. market. We estimate that our mined sulphur production accounted for approximately 17 percent of domestic, and 4 percent of world, sulphur production during 1999.

     DOMESTIC RECOVERED SULPHUR. In the U.S., recovered sulphur is produced by more than 50 companies at more than 130 refineries and gas treatment plants. U.S. recovered sulphur producers do not have the ability to store large inventories of sulphur, so they must move the sulphur to market as it is produced. Production of recovered sulphur in the U.S. has increased at an average rate of approximately 230,000 long tons per year for each of the last three years, and totaled approximately 8.3 million long tons in 1999. We expect the sulphur content of crude oil feedstocks delivered to U.S. oil refineries to continue to increase. In addition, as environmental law requirements become more stringent, we expect more sulphur to be recovered from the refining process.

     CANADIAN RECOVERED SULPHUR INVENTORIES. Unlike U.S. producers of recovered sulphur, Canadian recovered sulphur producers have facilities for storing excess sulphur production in solid form for unlimited periods of time, and thus can wait for favorable market conditions to sell this sulphur. Nearly all of the Western Hemisphere's sulphur inventories currently consist of sulphur stored in solid form in the province of Alberta in western Canada. During the 1990s, world sulphur supply exceeded demand, resulting in a build-up of Canadian sulphur inventories. Estimated Canadian sulphur inventories increased from 11.5 million long tons at year-end 1998 to 12.5 million long tons at year-end 1999. The current levels of Canadian sulphur production and inventories limit our potential to realize significant price increases for our sulphur even if demand improves. See "Risk Factors" on page 4 of the accompanying Prospectus.

     Since the early 1990s, the sulphur price at Tampa, Florida has generally moved in the range of $55-$75 per long ton. We believe market forces that define this range will continue for the foreseeable future, absent a major supply disruption or a substantial increase in demand. On the low end of the price range, overland freight rates from western Canada to central Florida tend to set a price floor. On the high end, the amount of supply that can profitably access the market effectively sets a price cap. Accordingly, depending on prices in the other foreign markets they supply, Canadian producers can be expected to increase sulphur shipments to U.S. markets as price levels in the U.S. sulphur markets rise toward the upper reaches within the $55-$75 per long ton range and to decrease or stop such shipments as the price moves toward the lower reaches of this range.

     POTENTIAL SULPHUR MELTING PLANT. In the fourth quarter of 1999, three large phosphate fertilizer producers that are also our principal customers announced plans to build a solid sulphur handling and melting plant in Tampa, Florida. The announcement stated that the plant is expected to be operational in mid-2001, to yield 1.5 million long tons of liquid sulphur its first year and to have a maximum annual capacity of 2 million long tons. The facility would allow these customers and potentially others to import solid sulphur. Thus, customers would have new sources of sulphur supply that, depending on their ultimate costs compared to our costs, could be more cost-competitive than our sulphur. Solid sulphur handling is widely recognized as inferior from an environmental standpoint to molten sulphur handling, which is currently used throughout Florida. Using current technology, solid sulphur handling typically results in losses of sulphur dust into surrounding areas. The plant will need to obtain appropriate permits and meet stringent state and federal environmental law requirements. Even if the appropriate permits are received and the plant is constructed, we believe that this type of facility will not be cost competitive, based on current sulphur costs and current estimates of related transportation, handling, melting and capital costs.

     We cannot predict when or if the plant will be operational or what impact it will have, if any, on our sulphur sales, although it could adversely affect our sulphur sales. We currently have sulphur melting capabilities in Galveston, Texas and Port Sulphur, Louisiana, and these facilities have all permits required under current environmental laws. All of our sulphur is currently handled in molten form; however, we intend to remain competitive in sourcing and handling sulphur in whatever form is commercially preferable.

SULPHUR SALES.

     GENERAL. Substantially all of our sulphur is sold to the phosphate fertilizer industry for the manufacture of sulphuric acid, which is used to produce phosphoric acid, a base chemical used in the production of phosphate fertilizers. Typically, the phosphate fertilizer industry accounts for approximately 90 percent of our total sulphur sales. The majority of our sulphur supply contracts, with the exception of our contract with IMC-Agrico Company (IMC-Agrico) discussed below, are for a term of one year or longer and generally call for the repricing of sulphur on a quarterly basis. We also process, transport and market for a fee Homestake's 16.7 percent share of production from the Main Pass mine. See "Legal Proceedings."

     RELATIONSHIP WITH IMC-AGRICO. IMC-Agrico, our largest customer, is a manufacturer of phosphate fertilizers and the largest purchaser of sulphur in the world. Pursuant to a sulphur supply agreement, we have agreed to supply and IMC-Agrico has agreed to purchase approximately 75 percent of IMC-Agrico's annual sulphur consumption for as long as IMC-Agrico has a requirement for sulphur. The price per ton for all sulphur delivered under the agreement is based on the weighted average market price of sulphur delivered by other sources to IMC-Agrico's New Wales production plant in central Florida, except that we are entitled to a premium with respect to approximately 40 percent of the sulphur that we deliver under the agreement. IMC-Agrico also pays a portion of the freight costs associated with the delivery of sulphur under the agreement. We are currently involved in a dispute with IMC-Agrico about the pricing terms of the sulphur supply agreement. See "Legal Proceedings." Although this contract was entered into at a time when IMC-Agrico was one of our predecessors' affiliates, our management believes that the terms of the sulphur supply agreement are no less favorable than terms that could have been negotiated with an unaffiliated party. In the fourth quarter of 1999 IMC-Agrico announced a 20 percent production curtailment. As a result, IMC-Agrico curtailed its sulphur purchases from us in the fourth quarter of 1999. We expect that our future sulphur sales to IMC-Agrico will also be curtailed, at least in the near term.

     CUSTOMERS. IMC-Agrico is our single largest sulphur customer, accounting for approximately 73 percent of our sulphur sales and 56 percent of our total revenues for the year ended December 31, 1999. Our next four largest customers represent approximately 21 percent of sulphur sales. These companies represent a mix of industrial companies and phosphate fertilizer manufacturers.

     RECOVERED SULPHUR PURCHASES. We are a major purchaser of recovered sulphur in the U.S. Our 1999 recovered sulphur purchases totaled approximately 1.6 million long tons. We expect our sulphur purchasing program to increase and become a more significant component of our sulphur business. We purchase recovered sulphur principally from oil refineries located along the lower Mississippi River and in the Louisiana and Texas Gulf Coast regions, and from gas processing plants in Mississippi and Wyoming.

     Our recovered sulphur purchase program provides us with a source of sulphur, in addition to our mined sulphur, that enables us to meet our sales contract commitments. Approximately 53 percent of our sulphur sales volumes for the year ended December 31, 1999 were supplied through recovered sulphur purchases. We believe that our position as a leading sulphur supplier in the domestic market, coupled with our extensive sulphur handling capabilities, will allow us to replace any curtailed mine production with purchased recovered sulphur; however, there can be no assurance that we will be able to do so.

     SULPHUR HANDLING OPERATIONS. We operate the largest molten sulphur handling system in North America and have the capacity to transport and terminal up to six million long tons of molten sulphur annually. We use this system to support the movement of our mined and purchased sulphur, and as a service that we market to recovered sulphur producers and sulphur consumers. We believe that the integration of our sulphur handling business with our mining, purchasing and marketing operations gives us a synergistic competitive advantage over other suppliers of similar services. For information on our marine and land transportation assets and our sulphur terminals, see our Form 10-K for the year ended December 31, 1999.

SULPHUR MINE OPERATIONS

     MAIN PASS. We operate and own an 83.3 percent interest in the only operating sulphur mine in the U.S., which we refer to as Main Pass. Although sulphur is one of the most common elements in the earth's crust, discoveries of sulphur in quantities that can be mined economically are rare. Our Main Pass sulphur deposit was discovered in 1988 and was the first major sulphur discovery in North America in over 25 years. We were the first, and remain the only, company to mine sulphur by melting it with superheated seawater (using what is referred to as the Frasch mining process), and we are the only company to successfully operate an offshore sulphur mine. For additional information on our Main Pass mine, and the Frasch mining process, see our Form 10-K for the year ended December 31, 1999.

     Homestake Sulphur Company, LLC owns the remaining 16.7 percent interest in the Main Pass mine. We conduct sulphur and oil operations at the mine pursuant to joint operating agreements with Homestake dated as of May 1, 1988 and June 5, 1990 and a coordination agreement dated as of June 5, 1990, which require Homestake to pay a portion of the operating expenses of the mine and to pay us a fee for operating the mine. In addition, we receive a fee from Homestake for processing, transporting and marketing Homestake's share of the Main Pass sulphur pursuant to a processing and marketing agreement dated as of June 19, 1990. We are currently involved in a dispute with Homestake relating to these agreements. See "Legal Proceedings" in our Form 10-K for the year ended December 31, 1999. Production from the Main Pass mine is subject to a royalty of 12.5 percent of net mine revenues that is payable to the Minerals Management Service.

     THE CULBERSON MINE. We began operating the Culberson mine, which is located in west Texas south of the New Mexico border, in January 1995 after acquiring the mine from Pennzoil. We permanently ceased production at the Culberson mine on June 30, 1999. As part of our original acquisition of the Culberson mine, we are required to make quarterly payments to Pennzoil whether or not the Culberson mine is operational. The amount of these payments varies based on the average market price of sulphur during a given quarter, which also determines the assumed volumes of sulphur that would be produced. The payments terminate the earlier of January 2015 or the quarter in which the cumulative assumed volume of production exceeds 18.6 million long tons of sulphur. Under this arrangement, we paid Pennzoil $0.4 million in 1998 for the period following the acquisition of Freeport Sulphur and $3.1 million in 1999. We estimate that the annual royalty will be approximately $1.2 million, based on a long-term average sulphur price of $63.00 per long ton and approximately $0.1 million, based on March 2000 sulphur prices of $57.50 per long ton. These payments could vary materially from this estimate depending on actual market prices for sulphur. We have a right, which first became exercisable on January 1, 1999 and is again exercisable on each subsequent third anniversary of that date, to terminate our obligation to make further quarterly installment payments in exchange for a lump sum payment of $65 million less a cumulative inflation adjustment on the date the right is exercised, but in no event less than $10 million. If we do not exercise our right on any option date, Pennzoil may, within a defined time period after each option date, require us to make a single payment of $10 million in exchange for Pennzoil relinquishing its rights to receive any further payments under the agreement.

     SULPHUR RESERVES. The table below sets forth our portion of the proved developed sulphur reserves for our Main Pass mine.

                                                        LONG TONS AT
PROVED DEVELOPED RESERVES(a)                        DECEMBER 31, 1999(b)
----------------------------                        --------------------
Main Pass.........................................      13.7 million

---------------

(a) These reserves are considered proved developed based on our extensive drilling and production experience and current assessment of future market prices and costs.

(b) Reserves represent long tons of sulphur that are expected to be commercially recoverable from the host formation. Long tons of sulphur are calculated in place and a recovery factor, based on the percentage of residual sulphur expected to be left behind, is applied to calculate the total estimated recoverable tons.

     We recently reduced our proved sulphur reserves at Main Pass from 52.4 million long tons at December 31, 1998 to 13.7 million long tons at December 31, 1999. Although our estimated physically producible sulphur reserves have not changed, we have reduced our estimates of commercially recoverable reserves primarily based on our expectations of decreased production rates at the mine, partially offset by an anticipated decrease in costs. A future increase in sulphur prices could result in a restoration of the reserves reduced at year-end 1999. See "Risk Factors" on page 4 of the accompanying Prospectus.

     RECLAMATION OBLIGATIONS. We must restore our mining and oil and gas properties and related facilities to a condition that complies with environmental laws. Estimated future expenditures for these reclamation obligations are accrued over the estimated life of the properties. We are required to fund these costs once we permanently close a site. For financial information about our estimated future abandonment and restoration costs, including those relating to Main Pass, see "Management's Discussion and Analysis -- Environmental" in our Form 10-K for the year ended December 31, 1999. For additional information about our reclamation obligations, see "Business -- Sulphur Operations -- Reclamation Obligations" in our Form 10-K for the year ended December 31, 1999.

                                  UNDERWRITING

     Under an underwriting agreement, each of the underwriters named below has agreed to purchase from us the respective number of shares of common stock shown opposite its name:

                                                               NUMBER OF SHARES
                        UNDERWRITERS                           ----------------
Lehman Brothers Inc.........................................      1,899,782
Howard, Weil, Labouisse, Friedrichs Incorporated............        855,000
Petrie Parkman & Co., Inc...................................        855,000
BMO Nesbitt Burns Corp......................................         63,406
Chase Securities Inc........................................         63,406
Hibernia Southcoast Capital, Inc............................         63,406
                                                                  ---------
          Total.............................................      3,800,000
                                                                  =========

     The underwriting agreement provides that the underwriters' obligations to purchase shares of the common stock depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriters, all of the shares of common stock must be purchased. The conditions contained in the underwriting agreement include the condition that all the representations and warranties made by us to the underwriters are true, that there has been no material adverse change in our condition or in the financial markets and that we deliver to the underwriters customary closing documents.

     The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock. This underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us to purchase the shares from us. On a per share basis, the underwriting fee is 5.5% of the initial price to public.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................  $     0.77     $     0.77
Total.......................................................  $2,926,000     $3,364,900

     We have been advised by the underwriters that the underwriters propose to offer the common stock directly to the public at the initial price to the public set forth on the cover page of this Prospectus Supplement and to dealers (who may include the underwriters) at this initial price to the public less a concession not in excess of $0.46 per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that may be required to be made in respect of these liabilities.

     We have granted to the underwriters an option to purchase up to an aggregate of 570,000 additional shares of common stock at the initial price to the public less the underwriting discount set forth on the cover page of this Prospectus Supplement exercisable solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus Supplement. If this option is exercised, each underwriter will be committed, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these shares of common stock to the underwriters.

     Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

     The underwriters may create a short position in the common stock in connection with the offering. This means that they may sell more shares than are shown on the cover page of this Prospectus. If the underwriters create a short position, then they may reduce that short position by purchasing common stock in the open market. The underwriters also may elect to reduce any short position by exercising all or part of the over-allotment option.

     The underwriters also may impose a penalty bid on selling group members. This means that, if the underwriters purchase shares of common stock in the open market to reduce their short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the selling group members that sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of these purchases. The position of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

     Any offers in Canada will be made only under an exemption from the requirements to file a Prospectus or Prospectus Supplement in the relevant province of Canada in which the sale is made.

     This offering is being made pursuant to the provisions of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. because banking affiliates of Chase Securities Inc. and BMO Nesbitt Burns Corp. are agents of and participants in our bank credit agreements and will receive more than 10% of the net proceeds of the offering. Some of the underwriters or their affiliates have from time to time provided investment banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received customary fees, and they may continue to do so in the future.

                                 LEGAL MATTERS

     Certain legal matters with respect to the common stock will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. Certain legal matters in connection with this offering will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

                           FORWARD-LOOKING STATEMENTS

     Certain statements made (or incorporated by reference) in this Prospectus Supplement and accompanying Prospectus that are not historical facts are intended to be forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" are all statements other than statements of historical fact, such as statements regarding drilling potential and results; anticipated flow rates of producing wells; reserve estimates and depletion rates; general economic and business conditions; risks and hazards inherent in the production of oil, natural gas and sulphur; demand and potential demand for oil and gas and for sulphur; trends in commodity prices; amounts and timing of capital expenditures and abandonment, closure and reclamation costs; the need for and availability of financing; our reliance on IMC-Agrico as a customer; competitive trends; and environmental issues.

     We caution you that our forward-looking statements are not guarantees of future performance, and our actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements. Important factors that could cause actual results to differ materially from our expectations include the factors described under the heading "Risk Factors" in the accompanying Prospectus.

PROSPECTUS

                                  $300,000,000

                            McMoRan Exploration Co.

--------------------------------------------------------------------------------

     We may use this Prospectus to offer the following securities for sale:

     - Common stock

     - Preferred stock

     - Depositary shares

     - Debt securities

     - Warrants

We will provide the specific terms of the securities we are offering in supplements to this Prospectus. A supplement may also update or change information contained in this Prospectus. This Prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

We may sell securities directly to one or more purchasers or to or through underwriters, dealers or agents. If any underwriters, dealers or agents are involved in the sale of securities, the accompanying prospectus supplement will set forth their names, the principal amounts, if any, to be purchased by underwriters, any applicable fees, commissions or discounts, and the net proceeds to be received by us.

Our common stock is traded on the New York Stock Exchange under the symbol
"MMR."

         YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER THE CAPTION
                      "RISK FACTORS" BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                The date of this Prospectus is February 8, 2000.

                                  THE COMPANY

     We engage in the exploration, development and production of oil and gas offshore in the Gulf of Mexico and onshore in the Gulf Coast region, and in the mining, purchasing, transporting, terminaling, processing and marketing of sulphur.

     Oil and gas operations. We (and our predecessors) have conducted oil and gas exploration, development and production operations principally in the Gulf of Mexico and the Gulf Coast region for more than 25 years with virtually the same team of geologists and geophysicists. These operations have provided us with an extensive geological and geophysical database, as well as significant technical and operational expertise. We believe there are significant opportunities to discover meaningful oil and gas reserves in these areas as well as to acquire oil and gas properties through transactions with larger companies seeking to divest properties in the Gulf of Mexico continental shelf.

     Using our extensive geophysical, technical and operational expertise, our strategy is to

     - acquire large, active exploration positions in the Gulf of Mexico and Gulf Coast region,

     - identify prospects using 3-D seismic data and other state-of-the-art technology, and

     - increase reserves through exploration and development.

     As part of our strategy, effective January 1, 2000, we acquired from Texaco Exploration and Production Inc. the right to explore and earn assignments of operating rights in 89 oil and gas properties. The properties cover about 391,000 gross acres and are located in water depths ranging from 10 to 2,600 feet in federal and state waters offshore Louisiana and Texas. We have agreed to commit $110 million for exploration through June 30, 2003. If we drill wells to specified depths that are capable of producing and commit to install facilities to develop the oil and gas we discover, we will earn varying interests in the prospects, depending on the options that Texaco elects. Generally, we will earn at least a majority of Texaco's working interest in the property, and Texaco can elect to retain either a working interest or an overriding royalty.

     On January 14, 2000, we purchased from Shell Offshore Inc. its interest in 56 exploratory leases containing approximately 260,000 gross acres located primarily in the Louisiana offshore Gulf of Mexico area for a total of $37.7 million. These leases represent a substantial portion of Shell's remaining inventory of undeveloped lease acreage in the Louisiana offshore Gulf of Mexico shelf area. Shell retained an overriding royalty interest in the properties. The leases are located in water depths up to about 2,000 feet. Shell's ownership interests in the leases acquired ranged from 25 to 100 percent. Four of the leases are subject to preferential rights, which if exercised would exclude these four leases from the purchase and result in a $2.6 million reduction of the purchase price.

     The Texaco and Shell transactions significantly enhance our presence on the continental shelf of the Gulf of Mexico. These two transactions, along with our current lease inventory, give us exploratory rights to over 170 blocks covering approximately 750,000 gross acres. We now have a substantial foundation for an aggressive exploration program with a broad exploration acreage position in the Gulf of Mexico.

     Sulphur operations. We are the largest sulphur supplier in the U.S. and operate the largest molten sulphur handling system in the world. Our unique molten sulphur handling and transportation system includes five sulphur terminals located across the Gulf Coast and has all permits required by environmental laws. We own an 83.3 percent interest in an operating sulphur mine known as Main Pass, located 32 miles offshore Louisiana. We also own an 83.3 percent interest in oil production operations at Main Pass, where we produce oil from the same geologic formation from which we mine sulphur.

     Our sulphur operations consist of sulphur services and sulphur mining. Our sulphur services primarily involve the purchase and resale of sulphur recovered as a by-product of hydrocarbon refining and processing, and the handling and transportation of sulphur. Our sulphur strategy is to

     - provide a reliable source of sulphur to our customers,

     - increase our recovered sulphur sales and provide other value added services to by-product sulphur producers,

     - capitalize on our leadership position as the U.S.'s largest sulphur transporter, discretionary sulphur producer, buyer of U.S. recovered sulphur and sulphur supplier, and

     - increase utilization of our sulphur handling and transportation system, which is currently approximately 60 percent utilized.

     Combination of McMoRan Oil & Gas and Freeport Sulphur. Our company was created on November 17, 1998 when McMoRan Oil & Gas Co. and Freeport-McMoRan Sulphur Inc. combined their operations. As a result, McMoRan Oil & Gas LLC and Freeport-McMoRan Sulphur LLC (Freeport Sulphur) became our wholly owned subsidiaries. The transaction was treated for accounting purposes as a purchase, with McMoRan Oil & Gas as the acquiring entity. As a result, our financial information for periods prior to the transaction reflect only the historical operations of McMoRan Oil & Gas. The operations of Freeport Sulphur are included on and after November 17, 1998. For the year ended December 31, 1999, approximately 81 percent of our earnings before interest, taxes, depreciation and amortization, excluding exploration expenses, were from oil and gas operations and 19 percent were from sulphur operations.

     The address and telephone number of our principal executive offices are:

        1615 Poydras Street
        New Orleans, Louisiana 70112
        (504) 582-4000

                           FORWARD-LOOKING STATEMENTS

     This Prospectus includes (or incorporates by reference) "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements about our plans, strategies, expectations, assumptions and prospects. "Forward-looking statements" are all statements other than statements of historical fact, such as statements regarding drilling potential and results; anticipated flow rates of producing wells; reserve estimates and depletion rates; general economic and business conditions; risks and hazards inherent in the production of oil, natural gas and sulphur; demand and potential demand for oil and gas and for sulphur; trends in commodity prices; amounts and timing of capital expenditures and abandonment, closure and reclamation costs; the need for and availability of financing; our reliance on IMC-Agrico as a customer; competitive trends; and environmental issues.

     We caution you that our forward-looking statements are not guarantees of future performance, and our actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include those described below under "Risk Factors."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, you should carefully consider the following factors in evaluating our company and our business before purchasing any securities.

FACTORS RELATING TO OUR OIL AND GAS OPERATIONS

  THE FUTURE FINANCIAL RESULTS OF OUR OIL AND GAS BUSINESS ARE DIFFICULT TO FORECAST PRIMARILY BECAUSE THE BUSINESS HAS A LIMITED OPERATING HISTORY AND THE RESULTS OF OUR EXPLORATION STRATEGY ARE INHERENTLY UNPREDICTABLE.

     McMoRan Oil & Gas commenced operations in 1994. We currently have six fields in production. Much of our oil and gas business is devoted to exploration, the results of which are inherently unpredictable. We use the successful efforts accounting method for our oil and gas exploration and development activities. This method requires us to expense geological and geophysical costs and the costs of exploration wells as they occur, rather than capitalize these costs as required by the full cost accounting method. Because of the timing in incurring exploration costs and realizing revenues from successful properties, losses may be reported even though exploration activities may be successful during a reporting period. Accordingly, depending on the results of our exploration program, we may continue to incur losses as we pursue significantly expanded exploration activities. We cannot assure you that our oil and gas operations will achieve or sustain positive earnings or cash flows from operations in the future.

  OUR EXPLORATION AND DEVELOPMENT ACTIVITIES MAY NOT BE COMMERCIALLY SUCCESSFUL.

     Oil and natural gas exploration and development involve a high degree of risk that hydrocarbons will not be found, that they will not be found in commercial quantities, or that their production will be insufficient to recover drilling, completion and operating costs. The 3-D seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or gas are present or economically producible. The cost of drilling, completing and operating a well is often uncertain, especially when drilling offshore, and cost factors can adversely affect the economics of a project. Our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including (1) unexpected drilling conditions, (2) unexpected pressure or irregularities in formations, (3) equipment failures or accidents, (4) title problems, (5) adverse weather conditions, (6) regulatory requirements and (7) unavailability of equipment or labor. Furthermore, completion of a well does not guarantee that it will be profitable or even that it will result in recovery of drilling, completion and operating costs.

  OUR FUTURE PERFORMANCE DEPENDS ON OUR ABILITY TO ADD RESERVES.

     Our future financial performance depends in large part on our ability to find, develop and produce oil and gas reserves that are economically recoverable. Without successful exploration and development activities or reserve acquisitions, our reserves will be depleted. We cannot assure you that we will be able to find, develop, produce or acquire additional reserves on an economic basis.

     Although we are currently emphasizing reserve growth through exploratory drilling, we may from time to time acquire producing properties and/or properties with proved undeveloped reserves. Evaluation of recoverable reserves of oil and natural gas, which is an integral part of the property selection process, depends on the assessment of geological, engineering and production data, some or all of which may prove to be unreliable and not indicative of future performance. Accordingly, we cannot assure you that we will make a profit or fully recover our cost on any reserves that we purchase.

  OUR REVENUES, PROFITS AND GROWTH RATES MAY VARY SIGNIFICANTLY WITH FLUCTUATIONS IN THE MARKET PRICES OF OIL AND NATURAL GAS.

     Approximately $54.3 million of our revenues for the year ended December 31, 1999 were derived from the sale of oil and natural gas. In recent years, oil and natural gas prices have fluctuated widely. We have no control over the factors affecting prices, which include the market forces of supply and demand, as well as the regulatory and political actions of domestic and foreign governments, and the attempts of international cartels to control or influence prices. Any significant or extended decline in oil and gas prices will have a material adverse effect on our profitability, financial condition and operations.

  IF WE ARE UNABLE TO GENERATE SUFFICIENT CASH FROM OPERATIONS OR OBTAIN FINANCING WHEN NEEDED, WE MAY FIND IT NECESSARY TO CURTAIL OUR OPERATIONS.

     We must make substantial expenditures to conduct exploratory activities and to develop oil and gas reserves. We cannot assure you that we will generate sufficient cash from operations or obtain financing when needed to conduct our exploration program and develop our properties. Our future cash flow from operations will depend on our ability to locate and produce hydrocarbons in commercial quantities and on market prices for oil and gas, among other things.

  THE AMOUNT OF OIL AND GAS THAT WE ACTUALLY PRODUCE, AND THE NET CASH FLOW THAT WE RECEIVE FROM THAT PRODUCTION, MAY DIFFER MATERIALLY FROM THE AMOUNTS REFLECTED IN OUR RESERVE ESTIMATES.

     Our estimates of proved oil and gas reserves reflected in our Form 10-K reports are based on reserve engineering estimates using Securities and Exchange Commission (SEC) guidelines. Reserve engineering is a subjective process of estimating recoveries from underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate depends on the quality of available data and the application of engineering and geological interpretation and judgment. Estimates of economically recoverable reserves and future net cash flows depend on a number of variable factors and assumptions, such as (1) historical production from the area compared with production from other producing areas, (2) assumptions concerning future oil and gas prices, future operating and development costs, workover, remedial and abandonment costs, severance and excise taxes, and (3) the assumed effects of government regulation. All of these factors and assumptions are difficult to predict and may vary considerably from actual results. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon varying interpretations of the same available data. Also, estimates of proved reserves for wells with limited or no production history are less reliable than those based on actual production history. Subsequent evaluation of the same reserves may result in variations, which may be substantial, in our estimated reserves. As a result, all reserve estimates are inherently imprecise.

     You should not construe the estimated present values of future net cash flows from proved oil and gas reserves incorporated by reference into this Prospectus as the current market value of our estimated proved oil and gas reserves. In accordance with applicable SEC requirements, we have estimated the discounted future net cash flows from proved reserves based on prices and costs generally prevailing at or near the date of the estimate. Actual future prices and costs may be materially higher or lower. Future net cash flows also will be affected by factors such as the actual amount and timing of production, curtailments or increases in consumption by gas purchasers, and changes in governmental regulations or taxation. In addition, we have used a 10 percent discount factor, which the SEC requires all companies to use to calculate discounted future net cash flows for reporting purposes. That is not necessarily the most appropriate discount factor to be used in determining market value, since interest rates vary from time to time, and the risks associated with operating particular oil and gas properties can vary significantly.

  SHORTAGES OF SUPPLIES, EQUIPMENT AND PERSONNEL MAY ADVERSELY AFFECT OUR OPERATIONS.

     Our ability to conduct operations in a timely and cost effective manner depends on the availability of supplies, equipment and personnel. The offshore oil and gas industry is cyclical and experiences periodic shortages of drilling rigs, work boats, tubular goods, supplies and experienced personnel. Shortages can delay operations and materially increase operating and capital costs.

  THE OIL AND GAS EXPLORATION BUSINESS IS VERY COMPETITIVE, AND MOST OF OUR COMPETITORS ARE LARGER AND FINANCIALLY STRONGER THAN WE ARE.

     The business of oil and gas exploration, development and production is intensely competitive, and we compete with many companies that have significantly greater financial and other resources than we have. Our competitors include the major integrated oil companies and a substantial number of independent exploration companies. We compete with these companies for property acquisitions, supplies, equipment and labor. These competitors may, for example, be better able to (1) pay more for exploratory prospects, (2) purchase a greater number of properties, (3) access less expensive sources of capital,
(4) access more information relating to prospects, (5) develop or buy, and implement, new technologies, and (6) obtain equipment and supplies on better terms.

  BECAUSE A SIGNIFICANT PART OF OUR RESERVES AND PRODUCTION IS CONCENTRATED IN A SMALL NUMBER OF OFFSHORE PROPERTIES, ANY PRODUCTION PROBLEMS OR SIGNIFICANT CHANGES IN RESERVE ESTIMATES RELATED TO ANY ONE OF THOSE PROPERTIES COULD HAVE A MATERIAL IMPACT ON OUR BUSINESS.

     All of our reserves and production come from our six fields in the shallow waters of the Gulf of Mexico. If mechanical problems, storms or other events curtailed a substantial portion of this production, our cash flow would be adversely affected. If the actual reserves associated with these six fields are less than our estimated reserves, our results of operations and financial condition could be adversely affected. Our Brazos Block A-19 field commenced production on October 16, 1999, and during a shutdown on November 15, 1999, the operator detected a pressure buildup in the production casing and subsequently found significant damage to the production tubing. The well currently remains shut-in, and the operator is formulating a plan to restore the well back onto production. While the estimates of proved reserves for the well remain unchanged, additional costs will be required to restore production, and revenues from the well will be delayed.

  WE ARE VULNERABLE TO RISKS ASSOCIATED WITH THE GULF OF MEXICO BECAUSE WE CURRENTLY EXPLORE AND PRODUCE EXCLUSIVELY IN THAT AREA.

     We believe that concentrating our activities in the Gulf of Mexico is advantageous because of our extensive experience operating in that area. However, this strategy makes us more vulnerable to the risks associated with operating in that area than those of our competitors with more geographically diverse operations. These risks include (1) adverse weather conditions, (2) difficulties securing oil field services, and (3) compliance with regulations. In addition, production of reserves from reservoirs in the Gulf of Mexico generally declines more rapidly than from reservoirs in many other producing regions of the world. This results in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial years of production, and, as a result, our reserve replacement needs from new prospects are greater.

  WE CANNOT CONTROL THE ACTIVITIES ON PROPERTIES WE DO NOT OPERATE.

     Other companies operate some of the properties in which we have an interest. As a result, we have a limited ability to exercise influence over operations for these properties or their associated costs. The success and timing of our drilling and development activities on properties operated by others therefore depend upon a number of factors outside of our control, including (1) timing and amount of capital expenditures, (2) the operator's expertise and financial resources, (3) approval of other participants in drilling wells, and (4) selection of technology.

FACTORS RELATING TO OUR SULPHUR OPERATIONS

  OUR REVENUES, PROFITS AND GROWTH RATES MAY VARY SIGNIFICANTLY WITH FLUCTUATIONS IN THE MARKET PRICE OF SULPHUR; THE LONG-TERM ECONOMIC FEASIBILITY OF OUR MAIN PASS SULPHUR MINE MAY BE IMPAIRED IF THERE WERE A SUSTAINED DECLINE IN SULPHUR PRICES FROM RECENT LEVELS.

     Sulphur prices have declined in recent months to the lower range of prices experienced in the 1990s. As a result, we are currently unable to generate positive cash flow from our Main Pass sulphur mining operations. In response to declining prices, we announced on June 30, 1998 that we would permanently discontinue sulphur production at our Culberson mine, and we discontinued those operations on June 30, 1999. Although we are currently pursuing cost reductions at our Main Pass sulphur operations, a sustained decline in the price of sulphur from recent levels could make continued operation of the mine uneconomical. Because of the costs associated with closing and re-opening this mine site, we could decide to operate at Main Pass for some period even if those operations did not generate positive cash flow. If our Main Pass operations were suspended, it could be difficult and expensive to subsequently re-open the mine.

  WE RELY HEAVILY ON IMC-AGRICO AS A CONTINUING CUSTOMER UNDER THE TERMS OF A LONG-TERM SULPHUR SUPPLY AGREEMENT, AND WE ARE INVOLVED IN A DISPUTE WITH THEM ABOUT THE PRICING TERMS OF THAT AGREEMENT.

     Approximately 73 percent of sulphur sales for the year ended December 31, 1999 were made to IMC-Agrico under a long-term sulphur supply agreement, and we expect that sales to IMC-Agrico under that agreement will continue to represent a substantial percentage of our sulphur sales. Sales of sulphur to IMC-Agrico are based on market prices and include a premium with respect to approximately 40 percent of the sales. The agreement requires IMC-Agrico to purchase approximately 75 percent of its annual sulphur consumption from us as long as it has a requirement for sulphur. The loss of, or a significant decline in, sales of sulphur to IMC-Agrico could have a material adverse effect on our financial condition and results of operations.

     In the fourth quarter of 1999, several domestic phosphate fertilizer producers announced production curtailments, including a 20 percent reduction by IMC-Agrico. These curtailments resulted primarily from global price decreases for phosphate fertilizers. As a result, IMC-Agrico curtailed its sulphur purchases from us in the fourth quarter. We expect that our future sulphur sales to IMC-Agrico will also be curtailed, at least in the near term.

     Our sulphur supply agreement with IMC-Agrico contains a provision that requires good faith renegotiation of the pricing provisions if a party can prove that fundamental changes in IMC-Agrico's operations or the sulphur and sulphur transportation markets invalidate certain assumptions and result in the performance by that party becoming "commercially impracticable" or "grossly inequitable." In the fourth quarter of 1998, IMC-Agrico attempted to invoke this contract provision in an effort to renegotiate the pricing terms of the sulphur supply agreement. After careful review of the agreement, IMC-Agrico's operations and the referenced markets, we determined that there is no basis for renegotiation of the pricing provisions under the terms of the agreement. After discussions failed to resolve this dispute, we filed suit against IMC-Agrico seeking a judicial declaration that no basis exists under the agreement for a renegotiation of its pricing terms.

  IN THE FOURTH QUARTER OF 1999, THREE OF OUR MAJOR CUSTOMERS ANNOUNCED PLANS TO BUILD A SOLID SULPHUR HANDLING AND MELTING FACILITY IN TAMPA, FLORIDA WITH A DESIGN CAPACITY OF UP TO 2.0 MILLION LONG TONS OF LIQUID SULPHUR ANNUALLY. WE CANNOT PREDICT WHAT EFFECT, IF ANY, THE FACILITY WOULD HAVE ON OUR SULPHUR SALES, IF AND WHEN IT BECOMES OPERATIONAL.

     The facility would allow these customers and potentially others to import solid sulphur. Thus, customers would have new sources of sulphur supply that, depending on its ultimate costs compared to our costs, could be more cost-competitive than our sulphur. The announcement stated that the plant is not expected to be operational until mid-2001. Solid sulphur handling is widely recognized as inferior from an environmental standpoint to molten sulphur handling, which is currently used throughout Florida. The plant will need to obtain appropriate permits and meet stringent state and federal environmental law requirements. If the appropriate permits are received and the plant is constructed, we believe that, based on current sulphur costs, associated transportation and handling costs, melting costs and the cost of capital, this type of facility will not be cost competitive.

     We cannot predict when or if the plant will be operational or what impact it will have, if any, on our sulphur sales, although it is possible that our sulphur sales could be adversely affected. We currently have solid sulphur melting capabilities in Galveston, Texas and Port Sulphur, Louisiana, and these facilities have all permits required under current environmental laws. All of our sulphur is currently handled in molten form; however, we intend to remain competitive in sourcing and handling sulphur in whatever form is commercially preferable.

  OUR MINORITY JOINT VENTURE PARTNER IN THE MAIN PASS MINE CLAIMS THAT IT HAS EXERCISED ITS CONTRACTUAL RIGHT TO ELECT NOT TO RECEIVE ITS SHARE OF SULPHUR PRODUCED AT THE MINE DURING 2000, NOT TO PAY ITS SHARE OF OPERATING EXPENSES FOR 2000 AND NOT TO PAY US ANY FEES FOR 2000 UNDER OUR PROCESSING AND MARKETING AGREEMENT.

     Homestake Sulphur Company LLC is our 16.7 percent partner in the Main Pass mine. Under our agreements with Homestake, Homestake may elect to waive its right to produce its share of sulphur for one year at a time if conditions described in the agreements are met. In that event, Homestake would be relieved of its obligation to pay some of its share of operating expenses during that year. Homestake claims that it has made this election for 2000 and that, as a result, it is also not obligated to pay us any fees for 2000 under our processing and marketing agreement.

     We have advised Homestake that in our opinion the conditions precedent to its right to make the election do not exist. Homestake has filed suit seeking a declaratory judgment supporting its position and has not paid the first two monthly installments of its operating expenses for 2000. We believe that the election, even if effectively made, will not have a material adverse effect on our financial condition or results of operations, except that we may lose approximately $500,000 per quarter of operating income from fees in 2000 under our processing and marketing agreement with Homestake unless we are successful in the litigation.

  THE COMPETITIVE CONDITIONS IN OUR SULPHUR BUSINESS ARE COMPLEX, BOTH IN TERMS OF FACTORS AFFECTING SUPPLY AND FACTORS AFFECTING DEMAND; SULPHUR PRICES ARE INFLUENCED BY (1) WORLD AGRICULTURAL CONDITIONS, (2) THE PHOSPHATE FERTILIZER MARKET, (3) THE RATE OF RECOVERY OF SULPHUR FROM OIL AND NATURAL GAS REFINING, AND (4) THE HANDLING AND TRANSPORTATION COSTS REQUIRED TO MOVE SULPHUR TO MARKET.

     There are two principal sources of elemental sulphur: (1) mined sulphur and
(2) recovered sulphur, which is a by-product of oil refining and gas processing. Recovered sulphur from domestic and foreign sources is the major source for most sulphur customers and is our major source of competition. Because recovered sulphur is a by-product of the producer's refining or processing operations, its cost to customers depends in large part on handling and transportation costs. Production of recovered sulphur in the United States has increased at an average rate of approximately 150,000 long tons per year for the last three years.

     Because the supply of U.S. recovered sulphur alone cannot meet total domestic demand, mined sulphur, along with imported recovered sulphur obtained principally from Canada and Mexico, is required to supply the balance. Canadian recovered sulphur producers have facilities for storing excess sulphur production in solid form for unlimited periods of time, and thus can wait for favorable market conditions to sell this sulphur. Nearly all of the Western Hemisphere's sulphur inventories currently consist of sulphur stored in solid form in the province of Alberta in western Canada.

     Since the early 1990s, the sulphur price at Tampa, Florida has generally moved in the range of $55-$75 per long ton. We believe market forces that define this range will continue for the foreseeable future, absent a major supply disruption or a substantial increase in demand. On the low end of the price range, overland freight rates from western Canada to central Florida tend to set a price floor. On the high end, the amount of supply that can profitably access the market effectively sets a price cap. Accordingly, depending on prices in the other foreign markets they supply, Canadian producers can be expected to progressively increase sulphur shipments to U.S. markets as price levels in U.S. sulphur markets rise within the $55-$75 per long ton range.

     The principal competitive risks to our ability to mine sulphur profitably are (1) decreased domestic demand for sulphur, (2) increased production from domestic recovered sulphur producers, and (3) increases in imported recovered sulphur, including increases in the rate at which stored sulphur, particularly in Canada, is released into the market. In addition, the current levels of Canadian sulphur production and inventories limits our potential to realize significant price increases for our sulphur even if demand improves.

  THE MARKET FOR SULPHUR IS SEASONAL AND CYCLICAL, AND MARKET PRICES FOR SULPHUR CAN FLUCTUATE WIDELY.

     Because the principal use of sulphur is in the manufacture of phosphate fertilizers, our ability to successfully market our sulphur is materially dependent on prevailing agricultural conditions and the worldwide demand for fertilizers. Although phosphate fertilizer sales are fairly constant month-to-month, seasonal increases occur in the domestic market prior to the fall and spring planting season. Generally, domestic phosphate fertilizer sales are at reduced levels after the spring planting season, although the decline in domestic sales generally coincides with the time when major commercial and governmental buyers in China, India and Pakistan purchase product for mid-year delivery in those countries.

     Fertilizer sales are also cyclical, as they are influenced by current and projected grain inventories and prices, quantities of fertilizers imported to and exported from North America, domestic fertilizer consumption and the agricultural policies of foreign governments. Currently, the market for phosphate fertilizers is soft, which we believe is primarily the result of three factors: (1) a world oversupply of grain, which has led to falling grain prices and a decreased demand for phosphate fertilizers, (2) an oversupply of fertilizer worldwide and (3) an anticipated increase in worldwide fertilizer production capacity from two new plants under construction in India and Australia. We continue to believe that the long-term fundamentals of the phosphate fertilizer business remain sound. These fundamentals include expected growth in world population and increased meat consumption in many undeveloped countries.

     Market prices for sulphur will likely continue to fluctuate. For example, in 1999 U.S. sulphur prices fluctuated between $62.50 and $71.50 per long ton and dropped to $57.50 per long ton for the first quarter of 2000. The operating margins and cash flow from our sulphur business are subject to substantial fluctuations in response to changes in supply and demand for sulphur, conditions in the U.S. and international agriculture industry, market uncertainties and other factors beyond our control. Any significant or extended decline in sulphur prices will have a material adverse effect on our financial condition and operations.

  OUR SULPHUR MINING OPERATIONS ARE SENSITIVE TO CHANGES IN NATURAL GAS PRICES.

     In the year ended December 31, 1999, we sold approximately 14.0 Bcf of natural gas in our oil and gas operations and consumed approximately 7.6 Bcf of natural gas in our sulphur mining operations. Natural gas is our most significant variable cost in operating our sulphur mine. We estimate that a 10 cent increase in natural gas prices would have resulted in a $1.4 million increase in our gas sales revenue and a $0.8 million increase in our cost of mining sulphur for the year ended December 31, 1999. A 10 cent decrease in natural gas prices would result in a corresponding decrease in gas sales revenue and decrease in mining costs.

  THE AMOUNT OF SULPHUR THAT WE ACTUALLY PRODUCE MAY DIFFER MATERIALLY FROM THE AMOUNTS THAT WE EXPECT BASED ON OUR RESERVE ESTIMATES. IN ADDITION, OUR RESERVE ESTIMATES CAN CHANGE SIGNIFICANTLY BASED ON CHANGES IN THE FACTORS UNDERLYING THE ASSUMPTIONS WE USE IN DETERMINING THE RESERVES. WE RECENTLY REDUCED OUR PROVED RESERVES FOR OUR MAIN PASS MINE FROM 52.4 MILLION LONG TONS AT DECEMBER 31, 1998 TO 13.7 MILLION LONG TONS AT DECEMBER 31, 1999.

     Proved reserves are estimated quantities of commercially recoverable minerals that geological, geophysical and engineering data can demonstrate with a reasonably high degree of certainty to be recoverable in the future from known mineral deposits by conventional operating methods. Our estimates of proved sulphur reserves at Main Pass are based on engineering estimates and assumptions about future economic and operating conditions. All of our sulphur reserves are considered physically producible because of our extensive drilling and production experience. However, reserve engineering is a subjective process of estimating the recovery from underground accumulations of sulphur that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. In addition, estimates of economically recoverable reserves depend upon a number of variable factors and assumptions, such as assumptions concerning future (1) sulphur prices and production rates, (2) operating and development costs, including natural gas prices, (3) processing, transportation and handling costs, (4) workover, remedial and abandonment costs,
(5) severance and excise taxes, and (6) government regulation. Variations in these items can cause reserve estimates to change even in the absence of changes in assumptions regarding the size or physical characteristics of the reservoirs. In particular, the sulphur and oil reservoirs at our Main Pass mine are highly sensitive to product prices and production volumes because of their relatively high level of fixed production costs.

     We recently reduced our proved reserves for our Main Pass mine from 52.4 million long tons at December 31, 1998 to 13.7 million long tons at December 31, 1999. Although our estimated physically producible sulphur reserves have not changed, we have reduced our estimates of commercially recoverable reserves primarily based on our expectations of decreased production rates at the mine, partially offset by an anticipated decrease in costs. These factors have also caused us to reduce the expected useful life of the mine from 30 years to 10 years. The reduction in the anticipated mine life will require us to accelerate accruals of our estimated $59.5 million abandonment and reclamation costs for the mine, resulting in an increase in accruals by approximately $3.0 million per year. We will be required to fund these costs once we permanently close the mine. The price of sulphur is a critical factor in the determination of commercially recoverable reserves. A future increase in sulphur prices could result in a restoration of the reserves being reduced at year-end 1999.

FACTORS RELATING TO OUR OPERATIONS GENERALLY

  OUR HISTORICAL FINANCIAL INFORMATION MAY BE OF LIMITED RELEVANCE BECAUSE OUR SULPHUR OPERATIONS ARE INCLUDED IN OUR HISTORICAL FINANCIAL INFORMATION ONLY FOR PERIODS ON AND AFTER NOVEMBER 17, 1998.

     Our company was created on November 17, 1998 when McMoRan Oil & Gas Co. and Freeport-McMoRan Sulphur Inc. combined their operations in a merger. The merger was treated for accounting purposes as a purchase, with McMoRan Oil & Gas as the acquiring entity. As a result, our financial information for periods prior to the merger reflect the historical operations of McMoRan Oil & Gas. The operations of Freeport Sulphur are included only on and after November 17, 1998.

  OFFSHORE OPERATIONS ARE HAZARDOUS, AND THE HAZARDS ARE NOT FULLY INSURABLE.

     Our operations are subject to the hazards and risks inherent in drilling for, producing and transporting sulphur, oil and natural gas. These hazards and risks include fires, natural disasters, abnormal pressures in formations, blowouts, cratering, pipeline ruptures and spills. If any of these or similar events occur, we could incur substantial losses as a result of death, personal injury, property damage, pollution and lost production. Moreover, our drilling, production and transportation operations in the Gulf of Mexico are subject to operating risks peculiar to the marine environment. These risks include hurricanes and other adverse weather conditions, more extensive governmental regulation (including regulations that may, in certain circumstances, impose strict liability for pollution damage) and interruption or termination of operations by governmental authorities based on environmental, safety or other considerations.

     We have in place liability, property damage, business interruption and other insurance coverages in types and amounts that we consider reasonable and believe to be customary in our business. This insurance provides protection against loss from some, but not all, potential liabilities incident to the ordinary conduct of our business. Our insurance includes coverage for some types of damages associated with environmental and other liabilities that arise from sudden, unexpected and unforeseen events, with coverage limits, retentions, deductibles and other features as we deem appropriate. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our financial condition and results of operations.

  OUR OPERATIONS ARE SUBJECT TO EXTENSIVE GOVERNMENTAL REGULATION, COMPLIANCE WITH WHICH IS VERY EXPENSIVE; CHANGES IN THE REGULATORY ENVIRONMENT CAN OCCUR AT ANY TIME AND GENERALLY INCREASE OUR COSTS.

     Our operations are subject to extensive regulation under federal and state law, and can be affected materially by political developments and resulting changes in laws and regulations. The operations and economics of oil and natural gas exploration, production and development and sulphur production are, or historically have been, affected by price controls, tax policy and environmental regulation. We cannot predict how existing laws and regulations may be interpreted by enforcement agencies or the courts, whether additional laws and regulations will be adopted, or the effect these changes may have on our business or financial condition, but changes that have occurred in the past generally have been more restrictive and have increased our cost of operation.

     In particular, our operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations (1) require us to acquire permits before we begin drilling, (2) restrict the types, quantities and concentrations of substances that we can release into the environment, (3) limit or prohibit drilling on some lands lying within wilderness, wetlands and other protected areas, and (4) impose substantial liabilities for pollution that could result from our operations. We have incurred, and may in the future incur, capital expenditures and operating expenses to comply with these laws and regulations, some of which may be significant. Continued governmental and public emphasis on environmental issues may result in increased capital and operating costs in the future, although we cannot predict or quantify the impact of future laws and regulations or future changes to existing laws and regulations.

     The recent trend toward stricter standards in environmental legislation and regulation is likely to continue. For instance, legislation has been proposed in Congress from time to time that would reclassify some crude oil and natural gas exploration and production wastes as "hazardous wastes," which would make the wastes subject to significantly more stringent handling, disposal and clean-up requirements. If this or similar legislation is enacted, it could have a significant impact on our operating costs. Initiatives to further regulate the disposal of crude oil and natural gas wastes are also pending in some states and could have a similar impact. In addition to compliance costs, government entities and other third parties may assert claims for substantial liabilities against owners and operators of sulphur mining and oil and gas properties for oil spills, discharges of hazardous materials, remediation and clean-up costs and other environmental damages, including damages caused by previous property owners. If such claims arise, we could be held liable in legal proceedings, which could have a material adverse effect on our financial condition and results of operations.

     Federal legislation (sometimes referred to as "Superfund" legislation) imposes liability, without regard to fault, for clean-up of waste sites, even though waste management activities at the site were in compliance with regulations applicable at the time of disposal. Under the Superfund legislation, one responsible party may be required to bear more than its proportional share of clean-up costs if adequate payments cannot be obtained from other responsible parties. In addition, federal and state regulatory programs and legislation mandate clean-up of specified wastes at operating sites. Governmental authorities have the power to enforce compliance with these regulations and permits, and violators are subject to civil and criminal penalties, including fines, injunctions or both. Third parties also have the right to pursue legal actions to enforce compliance. Liability under these laws can be significant and unpredictable.

     We may in the future receive notices from governmental agencies that we are a potentially responsible party under relevant federal and state environmental laws, although we are not aware of any pending notices. Some of these sites may involve significant clean-up costs. The ultimate settlement of liability for the clean-up of these sites usually occurs many years after the receipt of notices identifying potentially responsible parties because of the many complex technical, legal and financial issues associated with site clean-up. We cannot predict our potential liability for clean-up costs that we may incur in the future.

     The Oil Pollution Act of 1990 (the "OPA") imposes a variety of regulations on "responsible parties" related to the prevention of oil spills. We could be materially and adversely affected by the implementation of new, or the modification of existing, environmental laws or regulations, including regulations promulgated pursuant to the OPA.

     In connection with its spin-off from Phosphate Resource Partners (formerly named Freeport-McMoRan Resource Partners, Limited Partnership) in December 1997, Freeport Sulphur assumed responsibility for potential liabilities, including environmental liabilities, associated with the prior conduct of the businesses contributed by Phosphate Resource Partners to Freeport Sulphur. Among these are potential liabilities arising from sulphur mines that were depleted and closed in the past in accordance with reclamation and environmental laws in effect at the time, particularly in coastal or marshland areas that have experienced subsidence or erosion. We believe that we are in compliance with existing laws regarding these closed operations, and we have implemented controls in some areas that we believe exceed our legal responsibilities. Nevertheless, it is possible that new laws or actions by governmental agencies could result in significant unanticipated additional reclamation costs.

     We could also be subject to potential liability for personal injury or property damage relating to wellheads and other materials at closed mines in coastal areas that have become exposed through coastal erosion. Although we have insurance in place to protect against some of these liabilities, we cannot assure you that this insurance coverage would be sufficient. There can also be no assurance that our current or future accruals for reclamation costs will be sufficient to fully cover the costs.

  HEDGING OUR PRODUCTION MAY RESULT IN LOSSES.

     Our hedging has to date been limited to natural gas option contracts related to our Main Pass sulphur operations and forward oil sales contracts related to our Main Pass oil operations. We may in the future enter into these and other types of hedging arrangements to reduce our exposure to fluctuations in the market prices of natural gas and oil. Hedging exposes us to risk of financial loss in some circumstances, including if (1) production is less than expected, (2) the other party to the contract defaults on its obligations, or
(3) there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received. In addition, hedging may limit the benefit we would have otherwise received on a consolidated basis from increases in the prices for natural gas and oil. Furthermore, if we do not engage in hedging, we may be more adversely affected by changes in natural gas and oil prices than our competitors who engage in hedging.

  OUR HOLDING COMPANY STRUCTURE MAY LIMIT OUR FINANCIAL FLEXIBILITY.

     We conduct our business through wholly owned subsidiaries. As a result, we depend on the cash flow of our subsidiaries and distributions from them to meet our financial obligations. Future agreements with lenders to our subsidiaries may contain restrictions or prohibitions on the payment of dividends by the subsidiaries to us.

                                USE OF PROCEEDS

     Unless we state otherwise in a prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes, which may include the repayment of debt, acquisitions, capital expenditures and working capital.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges was as follows for the years and period indicated:

    YEARS ENDED DECEMBER 31,
---------------------------------
1995   1996   1997   1998   1999
----   ----   ----   ----   -----
--(a)  --(a)  --(a)  --(a)  1.02x

---------------

(a) There were no fixed charges during 1995. During 1996, 1997 and 1998, we recorded net losses of $9.8 million, $10.5 million and $18.1 million, respectively. These losses were inadequate to cover our fixed charges of $0.4 million in 1996, $1.3 million in 1997 and $1.3 million in 1998.

     For this calculation, earnings consist of (1) income from continuing operations before income taxes, (2) minority interests and (3) fixed charges. Fixed charges include interest and that portion of rent we believe to be representative of interest. Information for periods prior to November 17, 1998 reflect only the historical operations of McMoRan Oil & Gas Co. The operations of Freeport Sulphur are included on and after November 17, 1998. See "The Company."

                          DESCRIPTION OF COMMON STOCK

GENERAL

     As of the date of this Prospectus, our certificate of incorporation authorized us to issue up to 150,000,000 shares of common stock, par value $0.01 per share and up to 50,000,000 shares of preferred stock, par value $0.01 per share. As of January 31, 2000, 12,550,603 shares of common stock and no shares of preferred stock were outstanding. Our common stock is listed on the New York Stock Exchange under the symbol "MMR."

VOTING RIGHTS

     Each holder of our common stock is entitled to one vote for each share of common stock held of record on all matters as to which stockholders are entitled to vote. Holders of our common stock may not cumulate votes for the election of directors.

DIVIDENDS

     Subject to any preferences accorded to the holders of our preferred stock, if and when issued by the board of directors, holders of our common stock are entitled to dividends at such times and amounts as the board of directors may determine. We do not intend to pay dividends for the foreseeable future.

OTHER RIGHTS

     In the event of a voluntary or involuntary liquidation, dissolution or winding up of our company, prior to any distributions to the holders of our common stock, our creditors and the holders of our preferred stock, if any, will receive any payments to which they are entitled. Subsequent to those payments, the holders of our common stock will share ratably, according to the number of shares held by them, in our remaining assets, if any.

     Shares of our common stock are not redeemable and have no subscription, conversion or preemptive rights.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION

     Our certificate of incorporation contains provisions that are designed in part to make it more difficult and time-consuming for a person to obtain control of our company unless they pay a required value to our stockholders. Some provisions also are intended to make it more difficult for a person to obtain control of our board of directors. These provisions reduce the vulnerability of our company to an unsolicited takeover proposal. On the other hand, these provisions may have an adverse effect on the ability of stockholders to influence the governance of our company. You should read our certificate of incorporation and bylaws for a more complete description of the rights of holders of our common stock.

     Classified Board of Directors. Our certificate of incorporation divides the members of our board of directors into three classes serving three-year staggered terms. The classification of directors has the effect of making it more difficult for our stockholders to change the composition of our board. At least two annual meetings of stockholders may be required for the stockholders to change a majority of the directors, whether or not a majority of our stockholders believes that this change would be desirable.

     Supermajority Voting/Fair Price Requirements. Our certificate of incorporation provides that a supermajority vote of our stockholders and the approval of our directors as described below are required for:

     - any merger, consolidation or share exchange of our company or any of our subsidiaries with any person or entity, or any affiliate of that person or entity, who was within the two years prior to the transaction a beneficial owner of 15% or more of our common stock or any class of our common stock (an "interested party");

     - any sale, lease, transfer, exchange, mortgage, pledge, loan, advance or other disposition of assets of our company or any of our subsidiaries having a market value of 5% or more of the total market value of our company's outstanding common stock or our company's net worth as of the end of its most recently ended fiscal quarter, whichever is less, in one or more transactions with or for the benefit of an interested party;

     - the adoption of any plan or proposal for liquidation or dissolution of our company or any of our subsidiaries;

     - the issuance or transfer by our company or any of our subsidiaries of securities having a fair market value of $1 million or more to any interested party, except for the exercise of warrants or rights to purchase securities offered pro rata to all holders of our voting stock;

     - any recapitalization, reclassification, merger, consolidation or similar transaction of our company or any of our subsidiaries that would increase an interested party's voting power in our company or any of our subsidiaries;

     - any loans, advances, guarantees, pledges or other financial assistance or any tax credits or advantages provided by our company or any of our subsidiaries to any interested party; or

     - any agreement providing for any of the transactions described above.

     To effect the transactions described above, the following shareholder and director approvals are required:

     - the vote of the holders of 80% of our outstanding common stock;

     - the vote of the holders of 75% of our outstanding common stock, excluding stock owned by interested parties;

     - a majority of our directors currently in office; and

     - a majority of our directors who are not affiliates of the interested party and who were members of our board prior to the time the interested party became an interested party or directors appointed by these board members.

     However, the requirements for approval of our directors and supermajority vote of our stockholders described above are not applicable if:

     - the transactions described above are between our company and any of our subsidiaries, any person who owned shares of our common stock prior to the date our certificate of incorporation was first filed with the Delaware Secretary of State, any of our employee benefit plans, or a trustee or custodian of one of our employee stock ownership plans or other benefit plans; or

     - our board approves the transaction prior to the time the interested party becomes an interested party and the vote includes the affirmative vote of a majority of our directors who are not affiliates of the interested party and who were members of our board prior to the time the interested party became the interested party; or

     - all of the following conditions are met:

        - the aggregate amount of consideration received by our stockholders in the transaction meet the "fair price" criteria described in our certificate of incorporation; and

        - after an interested party becomes an interested party and prior to the completion of the transaction:

           - our company has not failed to declare or pay dividends on any outstanding preferred stock

           - the interested party has not received benefits (except proportionately as a stockholder) of any loans, advances or other financial assistance or tax advantage provided by our company

           - our company has not reduced the annual rate of dividends paid on our common stock, except as necessary to reflect adjustments or stock splits, and has not failed to increase the annual rate of dividends to adjust for any recapitalization, reclassification, reorganization or similar transaction; and

           - the interested party has not become the beneficial owner of additional shares of our voting stock except as part of the transaction that resulted in the interested party becoming an interested party or as a result of a pro rata stock dividend.

     No Stockholder Action by Written Consent. Under Delaware law, unless a corporation's certificate of incorporation specifies otherwise, any action that could be taken by its stockholders at an annual or special meeting may be taken without a meeting and without notice to or a vote of other stockholders, if a consent in writing is signed by holders of outstanding stock having voting power that would be sufficient to take such action at a meeting at which all outstanding shares were present and voted. Our certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders. As a result, our stockholders may not act upon any matter except at a duly called meeting.

     Advance Notice of Stockholder Nominations and Stockholder Business. Our bylaws permit stockholders to nominate a person for election as a director or bring other matters before a stockholders' meeting only if written notice of an intent to nominate or bring business before a meeting is given a specified time in advance of the meeting.

     Supermajority Voting/Amendments to Certificate of Incorporation. The affirmative vote of at least 80% of our company's outstanding common stock is required to amend, alter, change or repeal the provisions in our certificate of incorporation providing for the following:

     - the fair price requirements described above;

     - the restriction on shareholder action by written consent;

     - limitation of liability and indemnification for officers and directors;

     - the supermajority vote required to amend our certificate of incorporation;

     - the amendment of our bylaws. Our bylaws also may be amended by the vote of a majority of our directors currently in office and a majority vote of our directors who were members of our board prior to the time an interested party, as described above, became an interested party;

     - the classification of our board of directors; and

     - removal of directors and filing vacancies on our board of directors as described below.

     However, the 80% stockholder vote described above will not be required if:

     - our directors adopt resolutions amending, altering or repealing the provisions in our certificate of incorporation described above, and the vote of directors adopting these resolutions includes:

      - a majority of our board of directors; and

      - a majority of our board of directors in office prior to the time an interested party became an interested party or directors appointed by these directors; and

     - the amendment, alteration or repeal of the provisions described above is approved by the vote of holders of a majority of our outstanding common stock.

     Delaware Section 203. We are subject to Section 203 of the Delaware General Corporation Law, which imposes a three-year moratorium on the ability of Delaware corporations to engage in a wide range of specified transactions with any interested stockholder. An interested stockholder includes, among other things, any person other than the corporation and its majority-owned subsidiaries who owns 15% or more of any class or series of stock entitled to vote generally in the election of directors. However, the moratorium will not apply if, among other things, the transaction is approved by:

     - the corporation's board of directors prior to the date the interested stockholder became an interested stockholder; or

     - the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder.

     Removal of Directors; Filling Vacancies on Board of Directors; Size of the Board. Directors may be removed, with cause, by the vote of 80% of the holders of all classes of stock entitled to vote at an election of directors, voting together as a single class. Directors may not be removed without cause by stockholders. Vacancies in a directorship may be filled only by the vote of a majority of the remaining directors and a majority of all directors who were members of our board at the time an interested party became an interested party. A newly created directorship resulting from an increase in the number of directors may only be filled by the board. Any director elected to fill a vacancy on the board serves for the remainder of the full term of the class of directors in which the new directorship was created or in which the vacancy occurred. The number of directors is fixed from time to time by the board.

     Special Meetings of the Stockholders. Our bylaws provide that special meetings of stockholders may be called only by either (1) our Chairman, Co-Chairman or any Vice Chairman of our board of directors,

(2) our President and Chief Executive Officer, or (3) by a vote of the majority of our board of directors. Our stockholders do not have the power to call a special meeting.

     Limitation of Directors' Liability. Our certificate of incorporation contains provisions eliminating the personal liability of our directors to our company and our stockholders for monetary damages for breaches of their fiduciary duties as directors to the fullest extent permitted by Delaware law. Under Delaware law and our certificate of incorporation, our directors will not be liable for a breach of his or her duty except for liability for:

     - a breach of his or her duty of loyalty to our company or our stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - dividends or stock repurchases or redemptions that are unlawful under Delaware law; and

     - any transaction from which he or she receives an improper personal benefit.

     These provisions pertain only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers. In addition, these provisions limit liability only for breaches of fiduciary duties under Delaware corporate law and not for violations of other laws such as the federal securities laws.

     As a result of these provisions in our certificate of incorporation, our stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties. However, our stockholders may obtain injunctive or other equitable relief for these actions. These provisions also reduce the likelihood of derivative litigation against directors that might have benefitted our company.

     We believe that these provisions are necessary to attract and retain qualified individuals to serve as our directors. In addition, these provisions will allow directors to perform their duties in good faith without concern for monetary liability if a court determines that their conduct was negligent or grossly negligent.

SHAREHOLDER RIGHTS PLAN

     Our board of directors adopted a shareholder rights plan in November 1998. The rights plan was amended on December 30, 1998. Under the rights plan, we distributed one preferred stock purchase right to each holder of record of common stock at the close of business on November 13, 1998. Once exercisable, each right will entitle stockholders to buy one one-hundredth of a share of Series A participating cumulative preferred stock, par value $0.01 per share, at a purchase price of $80 per one one-hundredth of a share of Series A participating cumulative preferred stock. Prior to the time the rights become exercisable, the rights will be transferred with our common stock.

     The rights do not become exercisable until a person or group acquires 25% or more of our common stock or announces a tender offer which would result in that person or group owning 25% or more of our common stock. However, if the person or group that acquires 25% or more of our common stock agrees to "standstill" arrangements described in the rights plan, the rights will not become exercisable until the person or group acquires 35% or more of our common stock.

     Once a person or group acquires 25% or more (or 35% or more under the conditions described above) of our common stock, each right will entitle its holder (other than the acquirer) to purchase, for the $80 purchase price, the number of shares of common stock having a market value of twice the purchase price. The rights will also entitle holders to purchase shares of an acquirer's common stock under specified circumstances. In addition, the board may exchange rights (other than the acquirer's) for shares of our common stock.

     Prior to the time a person or group acquires 25% or more (or 35% or more under the conditions described above) of our common stock, the rights may be redeemed by our board of directors at a price of

$0.01 per right. As long as the rights are redeemable, our board of directors may amend the rights agreement in any respect. The terms of the rights are set forth in a rights agreement between us and ChaseMellon Shareholder Services, L.L.C., as rights agent. The rights expire on November 13, 2008 (unless extended).

     The rights may cause substantial dilution to a person that attempts to acquire our company, unless the person demands as a condition to the offer that the rights be redeemed or declared invalid. The rights should not interfere with any merger or other business combination approved by our board of directors because our board may redeem the rights as described above. The rights are intended to encourage any person desiring to acquire a controlling interest in our company to do so through a transaction negotiated with our board of directors rather than through a hostile takeover attempt. The rights are intended to assure that any acquisition of control of our company will be subject to review by our board to take into account, among other things, the interests of all of our stockholders.

                         DESCRIPTION OF PREFERRED STOCK

     Each series of preferred stock will have specific terms that we will describe in a prospectus supplement. The description may not contain all information that is important to you. The complete terms of the preferred stock will be contained in our certificate of incorporation and the certificate of designations relating to the applicable series of the preferred stock. These documents have been or will be included or incorporated by reference as exhibits to the registration statement of which this Prospectus is a part. You should read our certificate of incorporation and the applicable certificate of designations.

     Our certificate of incorporation authorizes us to issue, without stockholder approval, up to 50,000,000 shares of preferred stock, par value $0.01 per share. Our board of directors may from time to time authorize us to issue one or more series of preferred stock and may fix various terms for each series, including the following:

     - voting powers (if any);

     - designations;

     - preferences;

     - relative participating and optional or other rights;

     - qualifications; and

     - limitations and restrictions.

Thus, our board of directors could authorize us to issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of our common stock or other series of preferred stock. Also, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company.

     The particular terms of any series of preferred stock offered by this Prospectus will be contained in an amendment to our certificate of incorporation and described in a prospectus supplement. The applicable prospectus supplement will describe the following terms of any series of the preferred stock (to the extent the terms are applicable):

     - the specific designation, number of shares, rank and purchase price;

     - any liquidation preference per share;

     - any redemption, payment or sinking fund provisions;

     - any dividend rates (fixed or variable) and the dates on which any dividends will be payable (or the method by which the rates or dates will be determined);

     - any voting rights;

     - the commodity, currency, or units based on or relating to commodities, currencies or composite currencies, in which the preferred stock is denominated and/or in which payments will or may be payable;

     - the methods by which amounts payable in respect of the preferred stock may be calculated and any commodities, currencies, indices or other measures relevant to the calculation;

     - whether the preferred stock is convertible or exchangeable and, if so,

        (1) the securities into which the preferred stock is convertible or exchangeable,

        (2) the terms and conditions upon which conversions or exchanges will be effected, including the initial conversion or exchange prices or rates,

        (3) the conversion or exchange period, and

        (4) any other related provision;

     - the place or places where dividends and other payments on the preferred stock will be payable; and

     - any additional voting, dividend, liquidation, redemption, sinking fund or other rights, preferences, privileges, limitations and restrictions.

     As described under "Description of Depositary Shares" below, we may, at our option, elect to offer depositary shares evidenced by depositary receipts. Each depositary receipt will represent an interest in a share of a particular series of preferred stock that we will issue and deposit with a depositary. The interest represented by the depositary receipt will be described in the applicable prospectus supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

     We summarize below some of the provisions that will apply to the depositary shares unless the applicable prospectus supplement provides otherwise. The summary may not contain all information that is important to you. The complete terms of the depositary shares will be contained in the depositary receipts and the deposit agreement relating to the applicable series of preferred stock. These documents have been or will be included or incorporated by reference as exhibits to the registration statement of which this Prospectus is a part. You should read the depositary receipts and the depositary agreement. You should also read the prospectus supplement, which will contain additional information and which may update or change some of the information below.

GENERAL

     We may, at our option, elect to have shares of preferred stock represented by depositary shares. The shares of any series of preferred stock underlying the depositary shares will be deposited under a separate deposit agreement that we will enter into with a bank or trust company of our choosing. The prospectus supplement relating to a series of depositary shares will give the name and address of the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock underlying the depositary share in proportion to the applicable interest in the preferred stock underlying the depositary share.

     The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Each depositary share will represent the applicable interest in a number of shares of a particular series of the preferred stock described in the applicable prospectus supplement.

     Unless otherwise provided in the applicable prospectus supplement, upon surrender of depositary shares at the office of the depositary and upon payment of the charges provided in the deposit agreement, a holder of depositary shares will be entitled to the number of whole shares of preferred stock evidenced by the surrendered depositary shares.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary shares representing the preferred stock in proportion to the number of the depositary shares owned by the holders on the relevant record date.

     In the event of a distribution other than in cash, the depositary will distribute the property received by it to the record holders of depositary shares entitled to the property. Alternatively, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the record holders of depositary shares.

     The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights we offer to holders of preferred stock will be made available to holders of depositary shares.

CONVERSION AND EXCHANGE

     If any preferred stock underlying depositary shares is convertible or exchangeable, each record holder of depositary shares will have the right or obligation to convert or exchange the depositary shares in the manner provided in the deposit agreement and described in the applicable prospectus supplement.

REDEMPTION

     If the preferred stock underlying depositary shares is subject to redemption, the depositary shares will be redeemed from the redemption proceeds received by the depositary. The redemption price per depositary share will be equal to the aggregate redemption price payable with respect to the number of shares of preferred stock underlying the depositary shares. Whenever we redeem preferred stock from the depositary, the depositary will redeem as of the same redemption date a proportionate number of depositary shares representing the shares of preferred stock that we redeemed. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as we may determine.

     After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary shares will cease, except the right to receive the redemption price. Any funds we deposit with the depositary for any depositary shares which the holders fail to redeem will be returned to us after two years from the date the funds are deposited.

VOTING

     Upon receipt of notice of any meeting or action in lieu of any meeting at which the holders of any shares of preferred stock underlying the depositary shares are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares relating to the preferred stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of preferred stock underlying the holder's depositary shares. The depositary will endeavor, insofar as practicable, to vote the number of shares of preferred stock underlying the depositary shares in accordance with these instructions, and we will agree to take all action that the depositary deems necessary to enable the depositary to do so.

AMENDMENT

     The depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of the existing holders of depositary shares will not be effective unless the amendment has been approved by the record holders of at least a majority of the depositary shares then outstanding.

CHARGES OF DEPOSITARY

     We will pay all transfer and other taxes and governmental charges that arise solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and any exchange or redemption of the preferred stock. Holders of depositary shares will pay all other transfer and other taxes and governmental charges, and, in addition, any other charges that are expressly provided in the deposit agreement to be for their accounts.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. We will appoint the successor depositary within 60 days after delivery of the notice of resignation or removal.

TERMINATION OF DEPOSIT AGREEMENT

     The depositary may terminate, or we may direct the depositary to terminate, the deposit agreement if 45 days has expired after the depositary has delivered to us written notice of its election to resign and we have not appointed a successor depositary. Upon termination of the deposit agreement, the depositary will discontinue the transfer of depositary receipts, will suspend the distribution of dividends, and will not give any further notices (other than notice of the termination) or perform any further acts under the deposit agreement. However, the depositary will continue to deliver preferred stock certificates, together with dividends and distributions and the net proceeds of any sales of property, in exchange for depositary receipts surrendered. Upon our request, the depositary will deliver to us all books, records, certificates evidencing preferred stock, depositary receipts and other documents relating to the deposit agreement.

MISCELLANEOUS

     We, or at our option the depositary, will forward to the holders of depositary shares all reports and communications that we are required to furnish to the holders of preferred stock.

     Neither we nor the depositary will be liable if the depositary is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. Our obligations and those of the depositary under the deposit agreement will be limited to performance in good faith of our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding regarding any depositary share or preferred stock unless satisfactory indemnity has been furnished. We and the depositary may rely upon written advice of counsel or accountants. We and the depositary may also rely upon information provided to us by persons presenting preferred stock for deposit, holders of depositary shares or other persons we or the depositary believe to be competent. We and the depositary may also rely upon documents we believe to be genuine.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     We may issue debt securities from time to time in one or more series. Debt securities will be our unsecured obligations and will be designated as:

     - senior securities;

     - senior subordinated securities; or

     - subordinated securities.

     Senior securities, senior subordinated securities and subordinated securities will each be issued under separate indentures we enter into with a trustee.

     We have summarized below some of the provisions that will apply to the debt securities unless the applicable prospectus supplement provides otherwise. The summary may not contain all information that is important to you. The complete terms of the debt securities will be contained in the applicable indenture and note. These documents have been or will be included or incorporated by reference as exhibits to the registration statement of which this Prospectus is a part. You should read the indenture and the note. You should also read the prospectus supplement, which will contain additional information and which may update or change some of the information below.

     A principal difference between the indentures are provisions relating to subordination. The "subordination" of a series of debt securities is the degree to which holders of the debt securities are subordinated in right of payment to our other obligations. The senior securities will rank equally with all of our other senior unsecured debt. Senior subordinated securities and subordinated securities will be subordinated in right of payment to the prior payment in full of the senior securities and our other senior indebtedness. Subordinated securities will also be subordinated in right of payment to the prior payment in full of any outstanding senior subordinated securities. The subordination provisions of the senior subordinated securities and subordinated securities are discussed in greater detail below under "-- Subordination of Senior Subordinated Securities and Subordinated Securities."

     Unless we state otherwise in the related prospectus supplement, the indentures will not contain provisions that (1) limit the total amount of debt that we or any of our subsidiaries may issue or incur, (2) limit our ability or the ability of any of our subsidiaries to incur secured indebtedness, or (3) limit our ability or the ability of any of our subsidiaries to pay dividends or make other distributions or payments. Also, unless we state otherwise in the related prospectus supplement, the indentures will not contain provisions that would afford you, as a holder of the debt securities, protection if we were to undergo a change in control or enter into a highly leveraged transaction, recapitalization or similar transaction, any of which could adversely affect your rights as a holder of the debt securities.

     We may issue debt securities under each indenture from time to time in separate series up to the aggregate amount specified in the indenture.

     We will describe the specific terms of the series of debt securities being offered in the related prospectus supplement. These terms will include some or all of the following:

     - the title of the debt securities and whether the debt securities are senior securities, senior subordinated securities or subordinated securities;

     - any limit on the aggregate principal amount of the debt securities;

     - whether the debt securities will be issued as registered debt securities, bearer debt securities or both, any limitation on issuance of bearer debt securities and provisions regarding the transfer or exchange of bearer debt securities;

     - whether any of the debt securities are to be issuable as a global security and whether global securities are to be issued in temporary global form or permanent global form;

     - the person to whom any interest on the debt security will be payable if other than the person in whose name the debt security is registered on the record date;

     - the date or dates on which the debt securities will mature;

     - the rate or rates of interest, if any, that the debt securities will bear, or the method of calculation of the interest rate or rates;

     - the date or dates from which any interest on the debt securities will accrue, the dates on which any interest will be payable and the record date for any interest payable on any interest payment date;

     - the place or places where the principal of, interest, premium and additional amounts (if any) on the debt securities will be payable;

     - whether we will have the right or obligation to redeem or repurchase any of the debt securities, and the terms applicable to any optional or mandatory redemption or repurchase;

     - the denominations in which the debt securities will be issuable;

     - any index or formula used to determine the amount of payments of principal of and any premium, additional amounts (if any) and interest on the debt securities;

     - the currency or currencies or currency units or composite currencies in which the principal of and any premium, additional amounts (if any) and interest on the debt securities will be made (if other than U.S. dollars);

     - if the principal of or any premium, additional amounts (if any) or interest on the debt securities may be paid in a different currency or currencies or currency units or composite currencies at our option or the option of the holder, the currency or currencies or currency units or composite currencies in which these payments may be made and the terms and conditions applicable to the payments;

     - if other than the principal amount, the portion of the principal amount of the debt securities that will be payable if there is an acceleration of the maturity of the debt securities;

     - if the debt securities are convertible into other securities, the conversion price, the period during which the debt securities may be converted and other terms of conversion;

     - any sinking fund provisions applicable to the debt securities;

     - the extent to which the provisions described under "-- Certain of Our Covenants" below will apply to the debt securities, and whether the indenture includes any additional restrictive covenants for the benefit of the holders of the debt securities;

     - the extent to which the provisions described under "-- Events of Default with Respect to the Debt Securities" below will apply to the debt securities, and the extent to which the provisions have been supplemented or modified;

     - the extent to which the provisions described under "-- Defeasance" below will apply to the debt securities; and

     - any other terms of the debt securities not inconsistent with the provisions of the respective indentures.

     Debt securities may bear interest at a fixed rate or a floating rate, or may not bear interest. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount (which may be significant) below their stated principal amount. We will describe in the related prospectus supplement special United States federal income tax considerations applicable to any discounted debt securities or to debt securities issued at par that are treated as having been issued at a discount for United States federal income tax purposes.

     If the purchase price of any of the debt securities is denominated in a foreign currency or currencies or currency units or composite currencies or if payments may be made in a foreign currency or currencies or currency units or composite currencies, we will set forth the general tax considerations with respect to these debt securities in the related prospectus supplement.

SUBORDINATION OF SENIOR SUBORDINATED SECURITIES AND SUBORDINATED SECURITIES

     The indebtedness evidenced by the senior subordinated securities and the subordinated securities will be subordinated and junior in right of payment to the extent described in the related indenture to the prior payment in full of amounts then due on all of our senior indebtedness (as defined below), including the senior securities. The subordinated securities will also be subordinated and junior in right of payment to the prior payment in full of all amounts then due on any outstanding senior subordinated securities. Thus, if you hold senior subordinated securities or subordinated securities:

     - you will not be entitled to receive any payments of principal (or premium or additional amounts, if any) or interest on your debt securities until all amounts due have been paid on our senior indebtedness

        - in the event of any voluntary or involuntary insolvency or bankruptcy proceedings, or any receivership, dissolution, winding-up, total or partial liquidation, reorganization or other similar proceeding; or

        - if there is any default with respect to the principal (or premium or additional amounts, if any) or interest of any of our senior indebtedness or any acceleration of any of our senior indebtedness; and

     - you will not be entitled to receive assets or money in respect of payments of principal (or premium or additional amounts, if any) or interest due on your debt securities in connection with a voluntary or involuntary receivership, dissolution, winding-up, liquidation, reorganization, bankruptcy, insolvency or similar proceeding until our senior indebtedness has been paid in full.

You may, as a result, recover less, ratably, than our other creditors, including holders of senior indebtedness.

     With respect to any series of senior subordinated securities or subordinated securities, "senior indebtedness" means the principal of (and premium or additional amounts, if any) and interest on all of our indebtedness (as defined below), whether outstanding on the date of the related indenture or created, incurred or assumed after the date of the related indenture, other than

     - the indebtedness represented by the senior subordinated securities or subordinated securities and

     - any particular indebtedness that expressly states in its governing terms (or in our assumption or guarantee) that it is not senior in right of payment to the senior subordinated securities or the subordinated securities, as the case may be, or that the indebtedness ranks equal to or junior to the senior subordinated securities or the subordinated securities.

     Our "indebtedness" includes all of our obligations

     - for borrowed money;

     - that are evidenced by a bond, debenture, note or similar instrument;

     - with respect to letters of credit or similar instruments;

     - to pay the deferred purchase price of any property or services (other than trade payables);

     - as lessee under leases we are required to capitalize on our balance sheet under generally accepted accounting principles;

     - any indebtedness of others secured by a lien on our assets, whether or not we have assumed the indebtedness; and

     - any indebtedness of others that we have guaranteed.

     Each series of senior subordinated securities will be "senior indebtedness" with respect to each series of subordinated securities. If this Prospectus is being delivered in connection with a series of senior subordinated securities or subordinated securities, we will describe in the accompanying prospectus supplement or the information incorporated by reference the approximate amount of senior indebtedness outstanding as of the end of our most recent fiscal quarter.

CONVERTIBLE DEBT SECURITIES

     We may issue debt securities from time to time that are convertible into our common stock, preferred stock or other securities. If you hold convertible debt securities, you will be permitted at certain times specified in the related prospectus supplement to convert your debt securities into the other securities for a specified price. We will describe the conversion price (or the method for determining the conversion price) and the other terms applicable to conversion in the related prospectus supplement.

DEBT SECURITIES WITH PAYMENT TERMS TIED TO COMMODITIES, CURRENCIES OR INDICES

     We may issue debt securities with payment terms that are calculated by reference to the value, rate or price of one or more commodities, currencies, currency units, composite currencies or indices. If you hold these debt securities, you may receive payments of principal or any premium, additional amounts (if any) or interest on any payment date that are greater than or less than the amounts that would otherwise be payable to you, depending upon the fluctuations in the value, rate or price of the applicable commodity, currency, currency unit, composite currency or index. We will include in the applicable prospectus supplement information as to the methods for determining the amount of principal, premium, additional amounts (if any) or interest payable on any date, the referenced commodities, currencies, currency units or composite currencies or indices and additional tax considerations.

FORM, EXCHANGE, REGISTRATION AND TRANSFER OF DEBT SECURITIES

     Debt securities are issuable in definitive form as registered debt securities, as bearer debt securities or both. Unless we state otherwise in the related prospectus supplement, bearer debt securities will have interest coupons attached. Debt securities are also issuable in temporary or permanent global form.

     Registered debt securities of any series will be exchangeable for other registered debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations.

     If you hold bearer debt securities of any series, at your option and subject to the terms of the indenture, you may exchange them (with all unmatured coupons, except as provided below, and all matured coupons in default) for registered debt securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Bearer debt securities that you surrender in exchange for registered debt securities between a record date and the relevant date for payment of interest must be surrendered without the coupon relating to that date for payment of interest. Interest accrued as of that date will not be payable in respect of the registered debt security issued in exchange for the bearer debt security, but will be payable only to the holder of the coupon when due in accordance with the terms of the indenture.

     You may only present bearer debt securities for exchange at one of our offices or agencies maintained for that purpose located outside the United States and referred to in the applicable prospectus supplement. You may present registered debt securities for registration of transfer at any office or agency maintained for that purpose. If the debt securities are registered debt securities, you must execute the form of transfer on the debt security. We will list the offices or agencies maintained for exchange and registration of transfer in the related prospectus supplement. You will not be required to pay any service charge in connection with an exchange or transfer, but you may be required to pay taxes and other governmental charges. We or our agent will not effect an exchange or transfer unless we are satisfied, or our agent is satisfied, with the documents of title and identity of the person making the request.

     In the event of any partial redemption of debt securities, we will not be required to

     - issue, register the transfer of or exchange debt securities of any series during the period beginning at the opening of business 15 days prior to the selection of debt securities of that series for redemption and ending on the close of business on

        (1) if debt securities of the series are issued only as registered debt securities, the day the relevant notice of redemption is mailed and

        (2) if debt securities of the series are issued as bearer debt securities, the day of the first publication of the relevant notice of redemption, except that, if debt securities of the series are also issued as registered debt securities and there is no publication, the day the relevant notice of redemption is mailed;

     - register the transfer of or exchange any registered debt security, or portion of any registered debt security, called for redemption, except the unredeemed portion of any registered debt security being redeemed in part; or

     - exchange any bearer debt security called for redemption, except to exchange that bearer debt security for a registered debt security of that series and like tenor which is simultaneously surrendered for redemption.

PAYMENT AND PAYING AGENTS

     Unless we state otherwise in the applicable prospectus supplement, payment of principal of (and any premium), additional amounts (if any) and interest on bearer debt securities will be payable, subject to any applicable laws and regulations, in the designated currency, at the offices of the paying agents outside the United States as we may designate from time to time by check or by transfer to an account you maintain with a bank located outside the United States. Unless we state otherwise in the applicable prospectus supplement, to receive an interest payment with respect to a bearer debt security on a particular interest payment date you will be required to surrender the related coupon to the paying agent. No payment with respect to any bearer debt security will be made at any of our offices or agencies in the United States or by check mailed to any address in the United States, by transfer to any account maintained with a bank located in the United States, nor shall any payments be made in respect of bearer debt securities upon presentation to us or our paying agents within the United States. Notwithstanding the foregoing, payments of principal of (and any premium) and interest on bearer debt securities denominated and payable in U.S. dollars will be made at the office of our paying agent in the United States, if (but only if) payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions.

     Unless we state otherwise in the applicable prospectus supplement, payment of principal of (and any premium), additional amounts (if any) and interest on registered debt securities will be made in the designated currency at the office of our paying agent or paying agents as we may designate from time to time. However, we may make payment, at our option, by check mailed to the address of the person entitled to these payments as the person's address appears on the records of the security registrar. Unless we state otherwise in the applicable prospectus supplement, payment of any installment of interest on registered debt securities will be made to the person in whose name the registered debt security is registered at the close of business on the record date for the interest.

     Unless we state otherwise in the applicable prospectus supplement, the corporate trust office of the trustee will be designated as a paying agent for the trustee for payments with respect to debt securities that are issuable solely as registered debt securities. We will maintain a paying agent outside the United States for payments with respect to debt securities that are issued solely as bearer debt securities, or as both registered debt securities and bearer debt securities. Any paying agents outside the United States and any other paying agents in the United States we initially designate for the debt securities will be named in the related prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. However, if debt securities of a series are issued solely as registered debt securities, we will be required to maintain a paying agent in each place of payment for the series. If debt securities of a series are issued as bearer debt securities, we will be required to maintain

     - a paying agent in the United States for payments with respect to any registered debt securities of the series (and for payments with respect to bearer debt securities of the series in the circumstances where payment outside the United States is illegal or effectively precluded, but not otherwise); and

     - a paying agent in a place of payment located outside the United States where debt securities of the series and any related coupons may be presented and surrendered for payment.

     All amounts we pay to a paying agent for the payment of principal of and any premium, additional amounts (if any) or interest on any debt security which you hold or with respect to which you hold any coupon that remain unclaimed at the end of two years after the principal, premium or interest shall have become due and payable will (subject to applicable escheat laws) be repaid to us, and you will thereafter have to look only to us for payment.

TEMPORARY GLOBAL SECURITIES

     If we so state in the applicable prospectus supplement, all or any portion of the debt securities of a series that are issuable as bearer debt securities will initially be represented by one or more temporary global debt securities, without interest coupons, which will be deposited with a common depository in London for the Euroclear System ("Euroclear") and CEDEL Bank S.A. ("CEDEL") for credit to the designated accounts.

     On and after the date determined as provided in the temporary global debt security, the temporary global debt security will be exchangeable for definitive bearer debt securities, definitive registered debt securities or all or a portion of a permanent global security, or any combination, as specified in the applicable prospectus supplement. No bearer debt security delivered in exchange for a portion of a temporary global debt security will be mailed or otherwise delivered to any location in the United States in connection with the exchange.

     Unless we state otherwise in the applicable prospectus supplement, interest in respect of any portion of a temporary global debt security payable in respect of a payment date occurring prior to the issuance of definitive debt securities or a permanent global subordinated security will be paid to each of Euroclear and CEDEL with respect to the portion of the temporary global debt security held for its account.

PERMANENT GLOBAL SECURITIES

     If any debt securities of a series are issuable in permanent global form, we will describe in the applicable prospectus supplement the circumstances, if any, under which beneficial owners of interests in the permanent global debt securities may exchange the interests for debt securities of the series and of like tenor and principal amount in any authorized form and denomination. No bearer debt security delivered in exchange for a portion of a permanent global debt security will be mailed or otherwise delivered to any location in the United States in connection with the exchange. Notwithstanding the foregoing, unless we state otherwise in an applicable prospectus supplement, if you hold an interest in a permanent global bearer debt security, you may exchange your interest in whole (but not in part) at our expense for definitive bearer debt securities.

BOOK-ENTRY DEBT SECURITIES

     The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary or its nominee identified in the applicable prospectus supplement. In this case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities. Unless we state otherwise in the applicable prospectus supplement, unless and until it is exchanged in whole or in part for debt securities in registered form, a global security may not be registered for transfer or exchange except as a whole by the depositary to a nominee of that depositary or to a successor depositary.

     We will describe the specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a global security in the applicable prospectus supplement. We expect that the following provisions will generally apply.

     Unless we state otherwise in the applicable prospectus supplement, debt securities which are to be represented by a global security to be deposited with or on behalf of a depositary will be represented by a global security registered in the name of that depositary or its nominee. Upon the issuance of the global security, and the deposit of the global security with or on behalf of the depositary, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global security to the accounts of institutions that have accounts with the depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of the debt securities or by us, if we offer and sell the debt securities directly. Ownership of beneficial interests in the global security will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests by participants in the global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee. If you hold a beneficial interest in a global security through a participant, your ownership interest will be shown on, and the transfer of your ownership interest will be effected only through, records maintained by that participant.

     The laws of some jurisdictions require that some purchasers of securities take physical delivery of the securities in certificated form. If you own a beneficial interest in a global security, these laws may impair your ability to transfer your beneficial interest.

     So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the related indenture. Unless we state otherwise in the applicable prospectus supplement, if you own a beneficial interest in a global security

     - you will not be entitled to have debt securities of the series represented by the global security registered in your name;

     - you will not receive or be entitled to receive physical delivery of debt securities of the series in certificated form; and

     - you will not be considered the holder of the debt securities for any purposes under the applicable indenture.

Accordingly, if you own a beneficial interest in a global security, you will have to rely on the procedures of the depositary and, if you are not a participant, on the procedures of the participant through which you own your interest, to exercise any of your rights as a holder. We understand that under existing industry practices, if we request any action of holders or if you desire to give any notice or take any action you are entitled to give or take under an indenture, the depositary would authorize the participant through which you hold your interest to give the notice or take the action, and the participant would in turn authorize you to give the notice or take the action or would otherwise act upon your instructions. However, we have no control over the practices of the depositary or the participants, and there can be no assurance that these practices will not be changed.

     Principal of and any premium, additional amounts and interest on a global security will be payable in the manner we describe in the applicable prospectus supplement.

LIMITATIONS ON THE ISSUANCE OF BEARER DEBT SECURITIES

     In compliance with United States Federal tax laws and regulations, we will not offer or sell bearer debt securities (including securities in permanent global form that are either bearer debt securities or exchangeable for bearer debt securities) during the "restricted period" specified by the United States Treasury Regulations within the United States or to United States persons (as defined below). The "restricted period" is, generally, the first 40 days after the closing date, and with respect to unsold allotments, until sold. We may, however, offer or sell bearer debt securities to an office located outside the United States of a United States financial institution purchasing for its own account, for resale or for the accounts of customers. We will require the financial institution to provide a certificate stating that it will comply with laws and regulations relating to the bearer debt securities. Moreover, the bearer debt securities will not be delivered within the United States during the restricted period in connection with any sale.

     We will require any underwriters and dealers participating in an offering of bearer debt securities to agree not to offer or sell bearer debt securities within the United States or to United States persons (other than the persons described above) during the restricted period, or to deliver bearer debt securities within the United States during the restricted period in connection with any sale. We will also require these underwriters and dealers to certify that they have in effect procedures reasonably designed to ensure that their employees and agents who are directly engaged in selling the bearer debt securities are aware of these restrictions.

     We will not deliver a bearer debt security (other than a temporary global bearer debt security) in connection with its original issuance or pay interest on any bearer debt security until we have received the written certification provided for in the indenture. Each bearer debt security, other than a temporary global bearer debt security, will bear a legend similar to the following: "Any United States person who holds this obligation will be subject to limitations under the United States Federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

     As used above, "United States person" means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States and any estate or trust the income of which is subject to United States federal income taxation regardless of its source, and "United States" means the United States of America (including the states and the District of Columbia) and its possessions.

CERTAIN OF OUR COVENANTS

     Unless we state otherwise in the applicable prospectus supplement, we will agree under the indentures not to consolidate with or merge into any individual, corporation, partnership or other entity (each, a "person"), or sell, lease, convey, transfer or otherwise dispose of all or substantially all of our assets to any person, or permit any person to consolidate or merge into us or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets to us unless:

     - the person formed by or surviving the consolidation or merger (if not us), or to which the sale, lease, conveyance, transfer or other disposition is to be made is a corporation, limited liability company or partnership organized and existing under the laws of the United States or any state or the District of Columbia, and the person assumes by supplemental indenture in a form satisfactory to the trustee all of our obligations under the indenture;

     - immediately after giving effect to the transaction and treating any debt that becomes an obligation of ours or of any of our subsidiaries as a result as having been incurred by us or our subsidiary at the time of the transaction, no default or event of default shall have occurred and be continuing; and

     - we have delivered to the trustee an officer's certificate and opinion of counsel, each stating that the merger, consolidation, sale or conveyance and the supplemental indenture, if any, comply with the indenture.

EVENTS OF DEFAULT WITH RESPECT TO THE DEBT SECURITIES

     Unless we state otherwise in the applicable prospectus supplement, an "event of default" is defined under each indenture with respect to debt securities of any series issued under such indenture as being:

     - our default for 30 days in payment of any interest or additional amounts, if any, on the debt securities of the series or any related coupon;

     - our default in payment of any principal on the debt securities of the series upon maturity or otherwise; provided that, if the default is a result of the voluntary redemption by the holders of the debt securities, the amount of the default must be in excess of the dollar amount listed in the indenture (or the equivalent in any other currency);

     - our default, for 60 days after delivery of written notice, in the observance or performance of any other agreement in the debt securities of the series or the indenture, other than an agreement included in the indenture that is not applicable to the debt securities of that series;

     - bankruptcy, insolvency or reorganization events relating to us; or

     - our failure to pay at maturity, or other default by us which results in acceleration of, debt in an amount in excess of the dollar amount listed in the indenture without the debt having been discharged or the acceleration having been cured, waived, rescinded or annulled for 30 days after written notice. "Debt" for this purpose means our obligation, or obligations we have guaranteed or assumed, for borrowed money or evidenced by bonds, debentures, notes or other similar instruments, other than non-recourse obligations or the debt securities of the series.

     The consequences of an event of default, and the remedies available under the indenture, will vary depending upon the type of event of default that has occurred.

     Unless we state otherwise in the applicable prospectus supplement, each indenture will provide that if an event of default has occurred and is continuing and is due to

     - our failure to pay principal, premium or additional amounts, if any, or interest on, any series of debt securities under the indenture,

     - our default in the performance of any agreements applicable to outstanding debt securities of one or more series issued under the indenture or

     - our failure to pay at maturity, or other default which results in the acceleration of, any debt in an amount in excess of the dollar amount listed in the indenture,

then either the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of each affected series (each series treated as a separate class) may declare the principal (or the portion of the principal that is specified in the terms of the affected debt securities) of all the affected debt securities and interest accrued to be due and payable immediately.

     Unless we state otherwise in the applicable prospectus supplement, each indenture will provide that if an event of default has occurred and is continuing and is due to a bankruptcy, insolvency or reorganization event relating to us, then the principal (or such portion of the principal as is specified in the terms of the debt securities) of and interest accrued on all debt securities then outstanding will become due and payable automatically, without further action by the trustee or the holders.

     Under conditions specified in the indenture, the holders of a majority of the principal amount of the debt securities of each affected series (each series treated as a separate class) may annul or waive the declarations and past defaults described above. These holders may not, however, waive a continuing default in payment of principal of (or premium, if any) or interest on, or in respect of the conversion of, debt securities.

     Each indenture provides that the trustee, subject to the duty of the trustee during a default to act with the required standard of care, has no obligation to exercise any right or power granted to it under the indenture at the request of holders of debt securities unless the holders have indemnified the trustee. Subject to the provisions in each indenture for the indemnification of the trustee and other limitations in the indenture, the holders of a majority in principal amount of the outstanding debt securities of each affected series issued under the indenture (each series treated as a separate class) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the series.

     If you hold debt securities of any series, you will not be permitted under the terms of the indenture to institute any action against us in connection with any default (except actions for payment of overdue principal, premium and additional amounts, (if any) or interest or to enforce conversion rights (if any)) unless

     - you have given the trustee written notice of the default and its continuance;

     - holders of not less than 25% in principal amount of the debt securities of each affected series issued under the indenture (each series treated as a separate class) have made a written request upon the trustee to institute the action and have offered the trustee reasonable indemnity;

     - the trustee has not instituted the action within 60 days of the request; and

     - the trustee has not received directions inconsistent with the written request by the holders of a majority in principal amount of the outstanding debt securities of all affected series issued under the indenture (each series treated as a separate class).

     Each indenture contains a covenant requiring us to file annually with the trustee a certificate of no default or a certificate specifying any default that exists.

DEFEASANCE PROVISIONS APPLICABLE TO THE DEBT SECURITIES

     The following provisions relating to defeasance may be modified in connection with the issuance of any series of debt securities. We will describe any modification in the related prospectus supplement.

     "Legal" defeasance. Each indenture provides that we may defease and be discharged from any and all of our non-administrative obligations with respect to the debt securities of any series which have not already been delivered to the trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year). We may effect the defeasance by irrevocably depositing with the trustee money or, in the case of debt securities payable only in U.S. dollars, U.S. government securities, which through the payment of principal and interest in accordance with their terms will provide money in an amount we certify to be sufficient to pay at maturity (or upon redemption) the principal of (and premium and additional amounts, if any) and interest on the debt securities.

     In addition, we may elect to defease and be discharged from any and all of our non-administrative obligations with respect to the debt securities of a series upon our:

     - irrevocable deposit with the trustee (or other qualifying trustee), in trust, money or U.S. government securities in the amounts described in the immediately preceding paragraph; and

     - delivery to the trustee of an opinion of counsel to the effect that due to an Internal Revenue Service ruling or change in federal income tax law, holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes, other than with respect to interest earned on the amounts defeased, as a result of the defeasance and will be subject to federal income tax as if the defeasance had not occurred.

     "Covenant" defeasance. We may elect to be released from the restrictions described under "-- Certain of our Covenants" above or, to the extent specified in connection with the issuance of a series of debt securities, other covenants applicable to the series of debt securities upon our:

     - irrevocable deposit with the trustee (or other qualifying trustee), in trust, money or U.S. government securities in the amounts described in the paragraph titled "Legal defeasance"; and

     - delivery to the trustee of an opinion of counsel to the effect that holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes, other than with respect to interest earned on the amounts defeased, as a result of the defeasance and will be subject to federal income tax as if the defeasance had not occurred.

     If we exercise the "covenant" defeasance option described above and the debt securities of a series are declared due and payable because of the occurrence of an event of default other than an event of default related to the covenants from which we have been released, the amount of money and U.S. government securities on deposit with the trustee will be sufficient to pay amounts due on the related series at the time of their stated maturity, but may not be sufficient to pay amounts due on the debt securities of the series if the debt securities are accelerated as a result of the event of default.

MODIFICATION OF THE INDENTURE

     Unless we state otherwise in the applicable prospectus supplement, each indenture provides that we and the trustee may enter into supplemental indentures without the consent of the holders of debt securities to

     - secure the debt securities;

     - evidence the assumption of our obligations by a successor entity;

     - add covenants or events of default for the protection of the holders of any debt securities;

     - establish the form or terms of debt securities of any series;

     - provide for uncertificated securities in addition to certificated securities (so long as the uncertificated securities are in registered form for tax purposes)

     - evidence the acceptance of appointment by a successor trustee;

     - cure any ambiguity or correct any inconsistency in the indenture or amend the indenture in any other manner which we may deem necessary or desirable, if such action will not adversely affect the interests of the holders of debt securities; or

     - make any change to comply with any requirement of the Securities and Exchange Commission relating to the qualification of the indenture under the Trust Indenture Act of 1939.

     Unless we state otherwise in the applicable prospectus supplement, each indenture will also contain provisions permitting us and the trustee to modify the provisions of the indenture or modify in any manner the rights of the holders of the debt securities of each such series if we first obtain the consent of the holders of not less than a majority in principal amount of debt securities of all series issued under the indenture then outstanding and affected (voting as a single class). However, we must get the consent of the holder of each debt security affected to

     - extend the final maturity of any debt security;

     - reduce the principal amount of any debt security;

     - reduce or alter the method of computation of any amount payable in respect of interest on any debt security;

     - extend the time for payment of interest on any debt security;

     - reduce or alter the method of computation of any amount payable on redemption of any debt security

     - extend the time for any redemption payment;

     - change the currency or currencies or currency units, or composite currencies in which the principal of, premium or additional amounts, if any, or interest on any debt security is payable;

     - reduce the amount payable upon acceleration of any debt security;

     - alter specified provisions of the indenture relating to debt securities that are not denominated in U.S. dollars;

     - impair the right to institute suit for the enforcement of any conversion or any payment on any debt security when due or materially and adversely affect any conversion rights;

     - reduce the percentage in principal amount of debt securities of a series required to make other modifications to the indenture.

     The subordinated indenture may not be amended to alter the subordination of any outstanding subordinated securities without the consent of each holder of senior indebtedness then outstanding that would be adversely affected by the amendment.

THE TRUSTEE

     We will include information regarding the trustee under an indenture in any prospectus supplement relating to the debt securities to be issued under the indenture. The indentures will provide that in case any event of default shall occur (and be continuing), the trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The trustee will be under no obligation to exercise any of its powers under the indentures at the request of any of the holders of the debt securities, unless the holders shall have offered the trustee reasonable indemnity against the costs, expenses and liabilities it might incur. The indentures and provisions of the Trust Indenture Act incorporated by reference in the indenture contain limitations on the right of a trustee, should it become a creditor of ours, to obtain payment of claims or to realize on property received by it in respect of any claims as security or otherwise.

                            DESCRIPTION OF WARRANTS

     We summarize below some of the provisions that will apply to the warrants unless the applicable prospectus supplement provides otherwise. The summary may not contain all information that is important to you. The complete terms of the warrants will be contained in the applicable warrant certificate and warrant agreement. These documents have been or will be included or incorporated by reference as exhibits to the registration statement of which this Prospectus is a part. You should read the warrant certificate and the warrant agreement. You should also read the prospectus supplement, which will contain additional information and which may update or change some of the information below.

GENERAL

     We may issue warrants, including warrants to purchase common stock and debt securities, as well as other types of warrants. We may issue the warrants independently or together with other securities. The warrants may be attached to or separate from the other securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will be our agent and will not assume any obligations to any owner of the warrants.

COMMON STOCK WARRANTS

     General. Under the common stock warrant agreement, warrants may be issued in one or more series. The prospectus supplement and the common stock warrant agreement relating to any series of warrants will include specific terms of the warrants. These terms include the following:

     - the title and aggregate number of warrants;

     - the price or prices at which the common stock warrants will be issued;

     - the currency or currencies or currency units or composite currencies in which the price of the warrants may be payable;

     - the amount of common stock for which the warrant can be exercised and the price or the manner of determining the price and currency or other consideration to purchase the common stock;

     - the date on which the right to exercise the warrant begins and the date on which the right expires;

     - if applicable, the minimum or maximum amount of warrants that may be exercised at any one time;

     - if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each other security;

     - any provision dealing with the date on which the warrants and related securities will be separately transferable;

     - any mandatory or optional redemption provision;

     - the identity of the common stock warrant agent; and

     - any other terms of the warrants.

     The warrants will be represented by certificates. The warrants may be exchanged under the terms outlined in the common stock warrant agreement. We will not charge any service charges for any transfer or exchange of warrant certificates, but we may require payment for tax or other governmental charges in connection with the exchange or transfer. Unless the prospectus supplement states otherwise, until a common stock warrant is exercised, a holder will not be entitled to any payments on or have any rights with respect to the common stock issuable upon exercise of the common stock warrant.

     Exercise of Common Stock Warrants. To exercise the warrants, the holder must provide the common stock warrant agent with the following:

     - payment of the exercise price;

     - any required information described on the warrant certificates;

     - the number of warrants to be exercised;

     - an executed and completed warrant certificate; and

     - any other items acquired by the common stock warrant agreement.

     The common stock warrant agent will issue a new warrant certificate for any warrants not exercised. Unless the prospectus supplement states otherwise, no fractional shares will be issued upon exercise of warrants, but we will pay the cash value of any fractional shares otherwise issuable.

     The exercise price and the number of shares of common stock that each warrant can purchase will be adjusted upon the occurrence of events described in the common stock warrant agreement, including the issuance of a common stock dividend or a combination, subdivision or reclassification of common stock. Unless the prospectus supplement states otherwise, no adjustment will be required until cumulative adjustments require an adjustment of at least 1%. From time to time, we may reduce the exercise price as may be provided in the common stock warrant agreement.

     Unless the prospectus supplement states otherwise, if we enter into any consolidation, merger, or sale or conveyance of our property as an entirety, the holder of each outstanding warrant will have the right to the kind and amount of shares of stock, other securities, property or cash receivable by a holder of the number of shares of common stock into which the warrants were exercisable immediately prior to the occurrence of the event.

     Modification of the Common Stock Warrant Agreement. The common stock warrant agreement will permit us and the common stock warrant agent, without the consent of the common stock warrant holders, to supplement or amend the agreement in the following circumstances:

     - to cure any ambiguity;

     - to correct or supplement any provision which may be defective or inconsistent with any other provisions; or

     - to add new provisions regarding matters or questions that we and the common stock warrant agent may deem necessary or desirable and which do not adversely affect the interests of the common stock warrant holders.

DEBT WARRANTS

     The applicable prospectus supplement will describe the following terms of warrants to purchase debt securities:

     - the title and aggregate number of the debt warrants;

     - the price or prices at which the debt warrants will be issued;

     - the currency or currencies or currency units or composite currencies in which the price of the debt warrants may be payable;

     - the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants;

     - the price at which, and currency or currencies or currency units or composite currencies in which, the debt securities purchasable upon exercise of the debt warrants may be purchased;

     - the date on which the right to exercise the debt warrants begins and the date on which the right expires;

     - if applicable, the minimum or maximum amount of the debt warrants that may be exercised at any one time;

     - if applicable, the designation and terms of the securities with which the debt warrants are issued and the number of the debt warrants issued with each other security;

     - if applicable, the date on and after which the debt warrants and the related other securities will be separately transferable;

     - any mandatory or optional redemption provision;

     - the identity of the debt securities warrant agent;

     - information with respect to book-entry procedures, if any;

     - if applicable, a discussion of United States federal income tax considerations; and

     - any other terms of the debt warrants, including terms, procedures and limitations relating to the exchange and exercise of the debt warrants.

OTHER WARRANTS

     We may issue warrants to purchase other securities, including preferred stock. The applicable prospectus supplement will describe the following terms of any other warrants:

     - the title and aggregate number of the warrants;

     - the price or prices at which the warrants will be issued;

     - the currency or currencies or currency units or composite currencies in which the price of the warrants may be payable;

     - the designation and terms of the preferred stock or other securities purchasable upon exercise of the warrants;

     - the price at which, and the currency or currencies or currency units or composite currencies in which the securities purchasable upon exercise of such warrants may be purchased;

     - the date on which the right to exercise the warrants begins and the date on which the right expires;

     - if applicable, the minimum or maximum amount of warrants that may be exercised at any one time;

     - if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each other security;

     - if applicable, the date on and after which the warrants and the related other securities will be separately transferable;

     - any mandatory or optional redemption provision;

     - the identity of the warrant agent;

     - information with respect to book-entry procedures, if any;

     - if applicable, a discussion of United States federal income tax considerations; and

     - any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

                              PLAN OF DISTRIBUTION

     We may sell securities directly to one or more purchasers or to or through underwriters, dealers or agents. Our prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters, the purchase price and proceeds to us from such sale, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price and any discounts or concessions allowed, reallowed or paid to dealers, and any securities exchanges on which the securities may be listed.

     We may distribute our securities from time to time in one or more transactions at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Our prospectus supplement will describe the method of distribution.

     If underwriters are used in the sale, the underwriters may acquire the securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Securities may be offered to the public through underwriting syndicates represented by one or more managing underwriters or directly by one or more underwriters without a syndicate. If an underwriting syndicate is used, the managing underwriter or underwriters will be named in the prospectus supplement. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all securities offered if any are purchased. Any initial public offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

     If a dealer is used in an offering of securities, we may sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of sale. The terms of the transaction will be set forth in a prospectus supplement.

     Commissions payable by us to any agent involved in the offer or sale of securities (or the method by which such commissions may be determined) will be set forth in a prospectus supplement. Unless otherwise indicated in the prospectus supplement, the agent will be acting on a best efforts basis.

     If so indicated in the prospectus supplement, we may authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase securities from us pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject to the conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable by us for solicitation of the contracts.

     Dealers and agents named in a prospectus supplement may be deemed to be underwriters of the securities within the meaning of the Securities Act. Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

     As of the date of this Prospectus, only our common stock is traded on the New York Stock Exchange. Except for our common stock, each security sold using this Prospectus will have no established trading market. Any underwriters to whom securities are sold may make a market in the securities, but will not be obligated to do so and may discontinue their market making activities at any time. There can be no assurance that a secondary market will be created for any of the securities that may be sold using this Prospectus or that any market created will continue.

                                 LEGAL MATTERS

     The validity of the securities will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana.

                                    EXPERTS

     Our audited financial statements and schedules incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports contained in the Form 10-K, and are incorporated in this Prospectus by reference in reliance upon the authority of Arthur Andersen LLP as experts in accounting and auditing in giving these reports.

     The information included in this Prospectus regarding the quantities of reserves of our oil and gas properties and the related future cash flows and present values is based on estimates of the reserves and present values prepared by Ryder Scott Company, Petroleum Engineers, in reliance upon their authority as experts in petroleum engineering.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You can read and copy that information at the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for more information about the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC's Internet address is http://www.sec.gov.

     We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933. The registration statement contains additional information about us and our securities. You may read the registration statement and exhibits without charge at the SEC's public reference room, and you may obtain copies from the SEC at prescribed rates.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to documents on file with the SEC. Some information that we currently have on file is incorporated by reference and is an important part of this Prospectus. Some information that we file later with the SEC will automatically update and supersede this information.

     We incorporate by reference the following documents that we have filed with the SEC pursuant to the Securities Exchange Act of 1934:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (filed February 7, 2000);

     - Current Reports on Form 8-K dated January 14, 2000 (filed January 20,
       2000) and dated January 19, 2000 (filed January 20, 2000); and

     - All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering.

     At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing or telephoning us at:

         McMoRan Exploration Co.
         1615 Poydras Street
         New Orleans, Louisiana 70112
         Attention: John G. Amato
         (504) 582-4000

     YOU SHOULD RELY ONLY ON INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION.

                                3,800,000 SHARES

                            MCMORAN EXPLORATION CO.

                                  COMMON STOCK

[MCMORAN LOGO]

                          ----------------------------
                             PROSPECTUS SUPPLEMENT
                                 APRIL 13, 2000
                          ----------------------------

                                LEHMAN BROTHERS

                      HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                  INCORPORATED

                              PETRIE PARKMAN & CO.

                            BMO NESBITT BURNS CORP.

                             CHASE SECURITIES INC.

                       HIBERNIA SOUTHCOAST CAPITAL, INC.

                                      LOGO